Manually Signed and Sequentially Numbered

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

[redacted]

09012321

SEC
Mail Processing
Section
AUG 27 2009
Washington, DC
122

AMENDMENT NO. 4
TO
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

STADIUM ENTERTAINMENT HOLDING CORP.
(Exact name of issuer as specified in its charter)

Nevada	7900	26-4052007
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

888 Seventh Avenue, 35th Floor, New York, NY 10010, (212) 453-2500
(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

David Berman
Chief Executive Officer
Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, NY 10010 (212) 453-2500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies of all communications to:
Philip D. Forlenza, Esq.
Giordano, Halleran & Ciesla, P.C.
P.O. Box 190
Middletown, New Jersey 07748
(732) 741-3900

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I. - NOTIFICATION

ITEM 1. Significant Parties

The names and addresses of each of the directors, officers, record and beneficial owners of five percent (5%) or more of any class of the stock of Stadium Entertainment Holding Corp. ("Stadium Entertainment" or the "Company") and of counsel to the Company, are set forth below.

Officers and Directors

Name and Address	Title
David Berman (1) Business Address 888 Seventh Avenue, 35th Floor, New York, NY 10010 Residential Address 5142 Calvin Tarzan, California 91356	Chief Executive Officer and Director
Gary Katz (1) Business Address 888 Seventh Avenue, 35th Floor New York, NY 10010 Residential Address 1020 Warburton Avenue Yonkers, New York 10701	President and Director
Camille Barbone (1) Business Address 888 Seventh Avenue, 35th Floor New York, NY 10010 Residential Address 206 Bryans Road Hampton, New Jersey 08827	Chief Operating Officer and Director

2

Five Percent (5%) Record Owners (Common Stock)

Name and Address	Percentage Interest
Stadium Entertainment Group, LLC (1) 888 Seventh Avenue, 35th Floor New York, NY 10010	37.5
Sandstone Investment Partners, LLC (1) 425 Broad Hollow Road, Suite 115 Melville, NY 11747	37.5
Emerald Asset Advisors, LLC (1) 425 Broad Hollow Road, Suite 115 Melville, NY 11747	5.0
Michael Xirinachs Business Address 425 Broad Hollow Road, Suite 115 Melville, NY 11747 Residential Address 271 Rivendell Ct. Melville, NY 11747	8.33
North Atlantic Resources Ltd P.O. Box 1674 Kingstown St. Vincent and the Grenadines	5.0
Coastal Consulting, Ltd. Trust House 112 Bonadie Street Kingstown St. Vincent and the Grenadines	6.66

Five Percent (5%) Beneficial Owners (Common Stock)

Name and Address	Percentage Interest
Stadium Entertainment Group, LLC (1) 888 Seventh Avenue, 35th Floor New York, NY 10010	37.5%

3

Gary Katz (1) Business Address 888 Seventh Avenue, 35th Floor New York, NY 10010 Residential Address 1020 Warburton Avenue Yonkers, NY 10701	12.5% (2)
Camille Barbone (1) 888 Seventh Avenue, 35th Floor New York, NY 10010 Residential Address 206 Bryans Road Hampton, New Jersey 08827	12.5% (2)
Jerome Mas (1) Business Address 888 Seventh Avenue, 35th Floor New York, NY 10010 Residential Address 5865 East Mezzanine Way Long Beach, California 90808	12.5% (1)
Sandstone Investment Partners, LLC (1) 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50.8% (3)
Emerald Asset Advisors, LLC (1) 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50.8% (3)
Michael Xirinachs (1) Business Address 425 Broad Hollow Road, Suite 115 Melville, NY 11747 Residential Address 271 Rivendell Ct. Melville, NY 11747	50.8% (3)
North Atlantic Resources Ltd. (4) P.O. Box 1674 Kingstown St. Vincent and the Grenadines	6.66%

Coastal Consulting Ltd. (5) Trust House 112 Bonadie Street Kingstown St. Vincent and the Grenadines	5.0%
Thomas G. Phillips Business Address P.O. Box 1674 Kingstown St. Vincent and the Grenadines Residential Address Trust House 112 Bonadie Street Kingstown St. Vincent and the Grenadines	6.66% (6)
Stephen S. Bullock Business Address Trust House 112 Bonadie Street Kingstown St. Vincent and the Grenadines Residential Address Trust House 112 Bonadie Street Kingstown St. Vincent and the Grenadines	5.0% (7)

---

(1) This person/entity may be considered an affiliate of the Company.

(2) Represents each of such individual's pecuniary interest in shares owned by Stadium Entertainment Corp. LLC. Each of these individuals has a one-third (1/3) ownership interest in Stadium Entertainment Group, LLC.

(3) Includes shares owned by each of Sandstone Investment Partners, LLC, Emerald Asset Advisors, LLC and Michael Xirinachs. Michael Xirinachs is the managing member of each of Sandstone Investment Partners, LLC and Emerald Asset Advisors, LLC

(4) Thomas G. Phillips is the individual that has voting and dispositive power over the shares owned by North Atlantic Resources Ltd.

(5) Stephen S. Bullock is the individual that has voting and dispositive power over the shares owned by Coastal Consulting Ltd.

(6) Represents shares owned of record by North Atlantic Resources Ltd.

(7) Represents shares owned of record by Coastal Consulting Ltd.

Counsel to the Company

Giordano, Halleran & Ciesla, P.C.
125 Half Mile Road, Suite 300, Red Bank, NJ 07701

There are no general partners, promoters or, otherwise than as set forth above, affiliates associated with the Company, and no underwriters associated with this offering.

ITEM 2. Application of Rule 262.

None of the above-referenced persons is subject to any of the disqualification provisions set forth in Rule 262 as promulgated by the Securities and Exchange Commission.

ITEM 3. Affiliate Sales.

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered.

The securities are being offered to residents of New York, California, Florida and Illinois by Gary Katz, a director and former officer of the Company, and Camille Barbone, the Company's President; however, no offers will be made in California, Florida or Illinois unless the Company files an amendment to this Offering Statement which includes audited financial statements. It is anticipated that potential investors having pre-existing business relationships with the officers and other affiliates of the Company, as well as potential investors referred by parties having pre-existing business relationships with those officers and other affiliates of the Company, will be solicited by telephone, e-mail, mail and personal meetings. The Company will not employ the services of underwriters, dealers or independent salesmen in connection with the offering. The Company will register as a "dealer" in New York and file a Form M-11 Issuer Statement as well as a State Notice – Further State Notice under Section 359(e) of the New York General Business Law in connection with the offering. To the extent that the Company offers the securities in California or Illinois, it will be required to register the securities in those states. The Company plans to seek interpretive guidance from the Florida Office of Financial Regulation as to whether it may offer the securities in Florida in reliance upon a private offering exemption. If an exemption is not available, the Company will seek to register the securities in Florida.

ITEM 5. Unregistered Securities Issued or Sold Within One Year.

The Company issued an aggregate of 75,000,000 shares of Common Stock to Stadium Entertainment Group, LLC, formerly the sole shareholder of Stadium Entertainment Corp. in connection with a share exchange transaction effective January 1, 2009 pursuant to which the Company acquired all of the outstanding common stock of Stadium Entertainment Corp. The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933 in connection with such transaction. No general solicitation was involved in this transaction and the shares were issued to the sole shareholder of Stadium Entertainment Corp., which was owned by three (3) individuals who qualify as "accredited investors" (as that term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended).

In February 2009, the Company issued convertible notes in the aggregate principal amount of $200,000 to three lenders. No general solicitation was involved in this transaction and the notes were issued only to "accredited investors" (as that term is defined in Rule 504 promulgated under the Securities Act of 1933, as amended). The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, in making such issuance.

In August 2008, the Company issued 6,666,667 shares of Common Stock to four investors for an aggregate purchase price of $20,000. Of these shares, 2,222,222 shares were issued to North Atlantic Resources Ltd., 1,111,111 shares were issued to Coastal Consulting Ltd., 2,222,222 shares were issued to Emerald Asset Advisors, LLC and 1,111,112 were issued to Michael Xirinachs. No general solicitation was involved in this transaction and sales were made only to "accredited investors" (as that term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended). The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, in connection with such transaction.

In August 2009, the Company issued options to acquire 1,000,000 shares of Common Stock to three (3) consultants. The options, which have a term of ten years, have an exercise price of $.25 per share. Options with respect to 340,000 shares vested immediately upon grant and options with respect to 330,000 shares vest on the six month and one year anniversary date of the date of grant. The Company relied upon the exemption provided by Rule 701 promulgated under the Securities Act of 1933, as amended, in granting the options.

ITEM 6. Other Present or Proposed Offerings

The Company is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements.

Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in the Offering Statement.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document.

No publications authorized by Rule 254 as promulgated by the Securities and Exchange Commission were used prior to the filing of this notification.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PART II. - OFFERING CIRCULAR

PRELIMINARY OFFERING CIRCULAR

STADIUM ENTERTAINMENT HOLDING CORP.

Offering of Common Stock

Minimum Offering - $2,000,000 (8,000,000 shares)
Maximum Offering - $3,000,000 (12,000,000 shares)
Offering Price - $.25 per Share

Stadium Entertainment Holding Corp., a Nevada corporation whose principal place of business is located at 888 Seventh Avenue, 35th Floor, New York, New York 10010 and telephone number is (212) 453-2500, is offering shares of its Common Stock, $.001 par value per share ("Common Stock") on a "best efforts-$2,000,000 minimum/$3,000,000 maximum" basis. No shares will be sold unless we sell shares having an aggregate minimum purchase price of $2,000,000. Funds received from subscribers will be held in a segregated account until the $2,000,000 minimum aggregate investment requirement is met; however, we will not use an escrow arrangement during this period. In the event that we do not receive a minimum of $2,000,000 of subscriptions by __________, 2009, or __________, 2009 if we extend the offering period, we will promptly return to subscribers the subscription amount without interest. Unless earlier terminated for failure to meet the $2,000,000 subscription requirement, the offering will terminate on __________, 2010. We may, in our discretion, permit subscribers to pay for shares through the conversion into Common Stock of up to $300,000 aggregate principal amount of outstanding promissory notes at a conversion price of $.25 per share; however, no such subscriptions will be taken into account in determining whether we have received the $2,000,000 aggregate investment requirement.

The purchase of Common Stock offered hereby will result in an investment in Stadium Entertainment Holding Corp., which involves certain significant risks. See "Risk Factors" on page 3 for certain information that should be considered before purchasing shares of Common Stock offered hereby.

	Price to Public	Underwriting Discount and Commissions(1)	Proceeds to Company(2)
Per Share of Common Stock	$.25	None	$.25
Total - Minimum Offering	$2,000,000	None	$1,950,000
Total - Maximum Offering	$3,000,000	None	$2,950,000 (3)

(1) The shares of common stock being offered hereby will be offered and sold by the officers and directors of Stadium Entertainment. No commissions or other compensation will be paid to the officers and directors of Stadium Entertainment in connection with the offering.

(2) After deduction of approximately $50,000 in estimated expenses to be incurred in connection with the offering, which includes approximately $45,000 for legal and accounting fees and related expenses and approximately $5,000 for printing, postage and related costs.

(3) The cash proceeds to the Company may be reduced by up to $300,000 in the event that the purchase price for any shares issued in the offering is paid for through the conversion of outstanding promissory notes.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE SECTION TITLED "RISK FACTORS" FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

FOR FLORIDA RESIDENTS ONLY:

THIS OFFERING IS LIMITED TO ACCREDITED INVESTORS AS DEFINED IN RULE 501(a) OF REGULATION D UNDER THE SECURITIES ACT OF 1933. UNDER RULE 501(a), TO BE AN ACCREDITED INVESTOR AN INDIVIDUAL MUST HAVE (a) A NET WORTH OR JOINT NET WORTH WITH THE INDIVIDUAL'S SPOUSE OF MORE THAN $1,000,000 OR (b) INCOME OF MORE THAN $200,000 IN EACH OF THE TWO MOST RECENT YEARS OR JOINT INCOME WITH THE INDIVIDUAL'S OF MORE THAN $300,000 IN EACH OF THOSE YEARS AND A REASONABLE EXPECTATION OF REACHING THE SAME INCOME LEVEL IN THE CURRENT YEAR. IN ADDITION, THIS OFFERING IS LIMITED TO PERSONS WHO HAVE SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS AS TO BE CAPABLE OF EVALUATING THE MERITS AND RISKS OF THE PROSPECTIVE INVESTMENT.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT IN RELIANCE UPON EXEMPTIVE PROVISIONS CONTAINED THEREIN. IF SALES ARE MADE TO FIVE OR MORE PERSONS IN FLORIDA PURSUANT TO SUBSECTION 517.061(11)(A)(5) OF THE FLORIDA SECURITIES ACT, ANY SUCH SALE MAY BE VOIDED BY THE PURCHASER WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY THE PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER OR AN ESCROW AGENT, OR WITHIN THREE (3) DAYS AFTER THE

AVAILABILITY OF THIS PRIVILEGE IS COMMUNICATED TO THE PURCHASER, WHICHEVER IS LATER.

Sales to the public of shares of Common Stock will commence on or about _______, 2009.

The date of this Offering Circular is August 25, 2009.

TABLE OF CONTENTS

You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with information different from that contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of the date of this Offering Circular, regardless of the time of delivery of this Offering Circular or of any sale of the Common Stock.

(11)

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. To understand this offering fully, you should read the entire Offering Circular carefully, including the risk factors and financial information.

The Issuer	Stadium Entertainment Holding Corp., a Nevada corporation
Securities Offered................................	Minimum Offering: shares of Common Stock with an aggregate minimum purchase price of $2,000,000 (8,000,000 shares). Maximum Offering: shares of Common Stock with an aggregate minimum purchase price of $3,000,000 (12,000,000 shares).
Purchase Price	The offering price is $.25 per share.
Minimum Subscription	$10,000
Use of Proceeds..................................	The proceeds from this offering will be used for repayment of indebtedness, product acquisition costs, marketing and promotion and working capital purposes. See "Use of Proceeds to Issuer."
Risk of Investment	The purchase of shares of our common stock involves certain significant risks. See "Risk Factors."
Plan of Distribution and Initial Termination Date	We plan to offer the shares through our officers and directors, to shareholders, persons and businesses in the State of New York, California, Illinois and Florida; however, we will not offer the shares in California, Illinois or Florida unless we file an amendment to this Offering Circular which includes audited financial statements. Each subscriber must purchase a number of shares having a minimum purchase price of $10,000. We may accept or reject all or part of any subscription, in our discretion. If we elect not to accept a subscription, all funds received by us from the subscriber will be returned to the subscriber, without interest. If shares having a minimum aggregate purchase price of $2,000,000 have not been subscribed for on or before __________, 2009 (the "Initial Termination Date"), we will promptly return to subscribers the subscription amount without interest;

however, we may elect to extend the Initial Termination Date until __________, 2009 and in such event, the return of subscription amounts will not be made until promptly after the extended Initial Termination Date. We may, in our discretion, permit subscribers to pay for shares through the conversion of up to $300,000 aggregate principal amount of promissory notes at a conversion price of $.25 per share; however, no such subscriptions will be taken into account in determining whether we have received the $2,000,000 aggregate investment requirement. Such subscriptions will be taken into account for purposes of determining whether the $3,000,000 maximum amount of the offering has been achieved. See "Plan of Distribution."

Offering Termination Date.................. If we receive subscriptions for at least $2,000,000 by the Initial Termination Date, the offering will terminate at 5:30 p.m. New York City time on [ ], 2010. Subscribers purchasing shares of Common Stock will be issued stock certificates representing the shares as soon as practicable after acceptance of their subscriptions by the Company. See "Plan of Distribution."

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this Offering Circular before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, you could lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history and have operating losses and accumulated deficit, and we may not achieve or maintain profitability in the future.

We began our business operations in January 2008 and have a limited operating history. Since our inception we have not recognized any revenues and incurred a net loss of approximately $1,400,000 during the year ended December 31, 2008 and $521,412 during the three months ended March 31, 2009. We have operated at a deficit since our inception, and we expect to continue to operate at a deficit until such time, if ever, that our operations generate sufficient revenues to cover our costs. We do not expect to recognize any revenues until at least April 2009 following the release of our first recorded music album, True to the Game-Volume One. The likelihood of our success must be considered in light of the difficulties and risks inherent in a new business. There can be no assurance that revenues will ever achieve profitable operations.

We may be unable to raise additional capital or generate the significant revenues necessary to fund our operations and finance new projects, in which case the funds from this offering may not be sufficient to enable us to sustain operations.

It will be necessary for us to raise additional capital to support our operations, and we will not be able to continue to operate if we are unable to raise additional capital. We will require additional capital to execute our agreements with artists (or their record companies) who agree to participate in and contribute to our compilation projects. We believe that the net proceeds from this offering, together with revenues from operations, will be sufficient to fund our operations for approximately 12 months if the minimum offering amount is raised and 24 months if the maximum offering amount is raised. However, it is possible that we will not generate anticipated revenues and our business or operations may change in a manner that would consume available resources more rapidly than anticipated. We may need additional funds sooner than planned to meet operational needs and capital requirements for product development and marketing. Additional funds may not be available when needed or on terms acceptable to us. If adequate funds are not available, we may have to cease operations or reduce substantially or eliminate expenditures for the development and production of certain of our proposed projects, which could have a material adverse effect on our business, operating results, financial condition and future growth prospects.

We are currently in default under a loan agreement with a significant shareholder, and a significant portion of the proceeds of this offering will be used to repay this debt.

Sandstone, LLC has loaned us an aggregate of $1,364,800 under a loan agreement which provides for interest at a rate of 10% per annum. The loan, which became due in February 2009, is secured by all of our right, title and interest in our compilation audio album commemorating the Negro League Baseball Museum and any sequels thereto, including our rights in the master recordings included in the album, our agreement with the Negro Baseball League Museum, and all contracts, products and proceeds of the foregoing. Although Sandstone, LLC has extended the date by which accrued interest must be paid until the earlier of our receipt of $2,500,000 of cash proceeds from this offering or June 30, 2010, Sandstone, LLC has not agreed to extend the maturity date of the principal amount of the loan and no assurance can be given that Sandstone, LLC will not elect to pursue remedies against us. A substantial portion of the proceeds of this offering will be used to repay this debt, which will reduce the amount of funds available to support our business operations. See "Use of Proceeds."

We face significant competition from major record companies and independent labels.

The music industry is dominated by the major record companies and their subsidiaries. These competitors are well-established in the market, have significantly greater financial and other resources and larger music catalogs than we do. They have been in existence for a substantially longer period of time and enjoy a certain name recognition that will only accrue to us over time, if at all. We also compete with other significant independent record labels, some of which have also been in existence for a longer period of time than us. In addition, we experience competition from music publishing companies and various media companies, both emerging and established, which are seeking to develop interactive and enhanced format music and entertainment products.

We face intense competition for discretionary consumer spending from numerous other record companies and other forms of entertainment offered by film companies, online information service providers, video companies and others. Many of our current and potential competitors in the music entertainment and online information services businesses have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than us. In addition, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development promotion and sale of their products than we can.

Our ability to compete successfully will largely depend on our ability to build upon and maintain our reputation for quality music entertainment products and to introduce music entertainment products which are accepted by consumers. There can be no assurance that we will be able to compete successfully, if at all, with competitors in the field.

We are subject to the risks that are inherent to the music and entertainment industry.

The prerecorded music industry, like other creative industries, involves a substantial degree of risk. Each recording is an individual artistic work, and its commercial success is primarily determined by consumer taste, which is unpredictable and constantly changing. Accordingly, there can be no assurance as to the financial success of any particular release, the timing of such success or the popularity of any particular artist. There can be no assurance that any of the prerecorded music products we release will produce sales revenue for us, or if they do, that such revenue will be sufficient to recoup any costs we incurred.

Furthermore, the timing of new releases can cause significant fluctuations in quarterly operating results. Our results of operations from period to period may be materially affected by the timing of new record releases and, if such releases are delayed beyond the peak holiday season, our operating results could be materially adversely affected. Additionally, due to the success of particular artists, artists touring schedules and the timing of music television specials, it is possible that we could also experience material fluctuations in revenue from year to year. There can be no assurance that we will be able to generate sufficient revenues from successful releases to cover the costs of unsuccessful releases.

We have no manufacturing or distribution capabilities.

We have no distribution facility for our record label and, accordingly, we are dependent upon maintaining our existing relationships with our distributors and/or establishing and maintaining new distribution relationships with comparable distributors. We currently have an agreement with EMI Global Music Services for the manufacture, distribution, licensing and warehousing of our products. There can be no assurance that we can maintain our relationship with our current distributor beyond the term of our existing agreement, which will expire in March 2012. The termination of this relationship would, absent establishing a substitute relationship with one or more of the few other major distributors in the industry, have a material adverse effect on our business.

We may not be successful in expanding and growing our business, or we may not be capable of successfully managing our growth.

Rapid growth of our business may significantly strain our management, personnel and other resources. There can be no assurance that we will achieve rapid growth or successfully manage our growth. The growth of our business would result in an increase in the level of responsibility for existing management personnel and the need to hire additional qualified management personnel. Failure to manage growth and expansion would have a material adverse effect on our business.

We depend on our key personnel, the loss of any of whom would impair our business.

Our business is substantially dependent on our management personnel, including David Berman, Gary Katz and Camille Barbone, to discover new artistic talent, to develop and maintain business relationships within the industry and with artists and to develop artists' music and recordings, among other things. We are not currently a party to employment agreements with these individuals although we expect to enter employment agreements with Mr. Berman and Ms. Barbone during 2009. We do not carry key person life insurance on any of our employees. The loss of the services of any member of our management team would have a material adverse effect on our business and our professional reputation in the industry. There is intense competition for such personnel in the areas of our activities, and we may be unable to adequately replace the services provided by any member of our management team.

Piracy of our products, particularly over the Internet, could significantly reduce our revenues from sales.

Infringement of our copyrights, in the form of unauthorized reproduction of our musical entertainment products, including artists' recordings, may occur. If we achieve significant commercial success with one or more of our musical entertainment products or recordings, such products or recordings could be a target of "pirating," or copying and sale in violation of our copyrights in such products or recordings. Although we expect to make online sales of our products via our website, we anticipate that our products will be pirated and distributed for free over the Internet. It is impossible to estimate the potential loss in sales that could result from illegal copying and sales of our products or recordings. We intend to enforce all copyrights owned by or licensed to us which are material to our business against unlawful infringement. There can be no assurance, however, that we will be successful in protecting our copyrights.

Our business could be impaired if we become subject to burdensome regulations and/or legal uncertainties concerning management of music industry artists.

There are currently no specific government regulations regarding the dissemination of recorded music, with the exception of certain efforts by the Recording Industry Association of America (RIAA) to restrict unlawful peer-to-peer distribution of digitized music. However, the passing of new government regulations, laws or licensing requirements applicable to the distribution of recorded music products could have a material adverse effect on our business.

We may be unable to enter into agreements with established music artists to participate in our projects.

Part of our business strategy is to seek top-selling, established artists to contribute to and participate in our recorded music projects and rely on the superior name recognition of such artists among consumers to make our products profitable. There can be no assurance that we will be able to enter into agreements with such artists for any particular project, and our inability to secure the participation of such artists would have a material adverse effect on our business.

Risks Related to the Offering

The offering price for the securities offered has been arbitrarily determined.

The offering price paid for the shares of Common Stock offered in this offering was determined by our board of directors and does not necessarily bear any relationship to the Company's asset value, net worth or other established criteria of value, and should not be considered indicative of the actual value of our company.

Purchasers of shares in this offering will suffer immediate dilution in the net tangible book value of shares purchased.

At March 31, 2009, the net tangible book value per share of our Common Stock was a negative amount - $(0.02). Net tangible book value at such date represents our tangible assets less our liabilities divided by the number of shares of Common Stock outstanding at that date. After this offering, there will be an immediate increase in the net tangible book value of shares held by existing shareholders and immediate substantial dilution in net tangible book value of shares acquired by purchasers in this offering from the initial offering price of $.25 per share. See "Dilution."

Additional financing and issuance of stock may result in dilution of investors' interests in the Company.

Our certificate of incorporation authorizes the issuance of up to 500,000,000 shares of Common Stock. Our board of directors has the authority to issue additional shares of our capital stock to provide additional financing in the future. The holders of shares of Common Stock have no preemptive rights, which means that their proportionate ownership interest and voting power in our company may diminish if we issue additional shares of stock in future rounds of financing.

There can be no assurance that our Common Stock will significantly appreciate in value or that investors will be able to find purchasers for their shares of our Common Stock purchased in this offering.

Currently there is no public market for our Common Stock, and only a small number of investors currently hold shares of our Common Stock. The limited market for our Common Stock could make the share price more volatile. We cannot guarantee that an active public market will develop or be sustained. Therefore, investors may not be able to find purchasers for their shares of our Common Stock purchased in this offering. Should there develop a significant market for our Common Stock, the market price for those shares may be significantly affected by such factors as our financial results and introduction of new products and services. While we intend to apply to FINRA to have our stock publicly traded on the Over-the-Counter Electronic Bulletin Board at some point in the future, there can be no assurance that such regulatory approval will ever be received. If our Common Stock becomes publicly traded, there can be no assurance that it will ever be traded on an established national securities exchange or that our business strategy will be well received by the investment community.

Dividends on capital stock may not be declared.

We have paid no dividends on our capital stock since our inception and presently intend to retain earnings, if any, for operation and expansion of our business. Accordingly, we do not intend to pay dividends in the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the sections in this offering circular captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and elsewhere in this offering circular constitute forward-looking statements. Those statements could be affected by known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this offering circular.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, nether we, nor any other person assumes responsibility for the accuracy and completeness of such statements.

DILUTION

As of March 31, 2009, the net tangible book value per share of our Common Stock was approximately $(.02). After giving effect to the sale of the minimum number of shares of Common Stock offered hereby at the offering price of $.25 per share, and after deducting estimated offering expenses of $50,000, the pro forma net tangible book value per share of Common Stock at such date would have been $(.00). This represents an immediate increase in net tangible book value of $.02 per share to existing shareholders and an immediate dilution of $.25 per share to the subscribers to this offering.

After giving effect to the sale of the maximum number of shares of Common Stock offered hereby at an offering price of $.25 per share, and after deducting estimated offering expenses of $50,000, the pro forma net tangible book value per share of Common Stock at such date would have been $.01. This represents an immediate increase in pro forma net tangible book value of $.03 per share to existing shareholders and an immediate dilution of $0.24 per share to the subscribers to this offering.

The following tables illustrate this per share dilution, assuming (i) 8,000,000 shares are sold in the offering and (ii) 12,000,000 shares are sold in the offering:

	8,000,000 shares sold	12,000,000 shares sold
Offering price per share	$.25	$.25
Net tangible book value per share before offering (1)	$(.02)	$(.02)
Increase per share attributable to the payment by New Investors	$.02	$.03
Pro forma net tangible book value per share after offering	$.00	$.01
Dilution of book value per share to New Investors (2)	$.25	$.24

(1) Net tangible book value per share represents our tangible assets less our liabilities, divided by the number of shares of stock outstanding after giving effect to the sale of 8,000,000 and 12,000,000 shares of our Common Stock at the offering price of $.25 per share.

(2) Dilution was determined by subtracting pro forma net tangible book value per share after completion of the offering from the initial offering price per share of Common Stock.

USE OF PROCEEDS TO ISSUER

We will use our best efforts to raise a minimum of $2,000,000 and a maximum of $3,000,000 in this offering. For illustrative purposes only, the table below summarizes how we will utilize the proceeds of this offering in the event that 8,000,000, 10,000,000 and 12,000,000 shares are sold. The actual amount of proceeds realized may differ from the amounts summarized below and the cash proceeds of the offering will be reduced to the extent that the subscription price of shares is paid through the conversion of up to $300,000 aggregate principal amount of outstanding promissory notes at a conversion price of $.25 per share. No such conversions will be taken into account in determining whether we have received the $2,000,000 aggregate investment requirement, but the conversions will be taken into account for purposes of determining whether the $3,000,000 maximum amount of the offering has been achieved.

Purpose (1)	8,000,000 Share Offering Amount ($2,000,000)	Percent	10,000,000 Share Offering Amount ($2,500,000)	Percent	12,000,000 Share Offering Amount ($3,000,000)	Percent
Product Acquisition Costs (2)	$ 140,000	7.0%	$ 140,000	5.6%	$ 290,000	9.6%
Marketing and Promotion	$ 140,000	7.0%	$ 140,000	5.6%	$ 240,000	8.0%
Repayment of Indebtedness (3)	$ 1,365,000	68.2%	$1,580,000	63.2%	$1,580,000	52.7%
Investor Relations	---	---	---	---	$ 50,000	1.7%
Research and Development (4)	---	---	---	---	$100,000	3.3%
Working Capital (5)	$ 305,000	15.3%	$ 590,000	23.6%	$ 690,000	23.0%
Offering Expenses	$ 50,000	2.5%	$ 50,000	2.0%	$ 50,000	1.7%
TOTAL	$ 2,000,000	100.0%	$2,500,000	100.0%	$3,000,000	100.0%

(1) The amounts set forth above are estimates by management for the allocations of the net proceeds of this offering based upon the current state of our business operations, our plans and current economic and industry conditions. It is possible that the application of funds may vary depending on numerous factors including, but not limited to, changes in the economic climate or unanticipated complications, delay and expense. As a result, we reserve the right to change the use of proceeds as follows:

- if the holders of $300,000 principal amount of notes (which bear interest at a rate of 10% per annum and which become due on various dates between September 30, 2009 and December 12, 2009) elect to exercise remedies with respect to amounts that become past due, we would increase the amount of proceeds used to repay indebtedness and decrease the amounts allocated to other items in an aggregate like amount in the following order of priority: research and development, investor relations, working capital and marketing and promotion;

- if the cost of product acquisition, which is subject to negotiation with third parties increases over anticipated amounts as a result of negotiations, we would decrease the amounts allocated to other items by the amount of the increase in the

20

following order of priority: research and development, investor relations, working capital and marketing and promotion;

- if the holders of $300,000 aggregate principal amount of promissory notes acquire shares in this offering through the conversion of the principal amount of such notes into common stock at a conversion price of $.25 per share, it will reduce the cash proceeds of this offering and we would reduce the allocation of the cash proceeds by the aggregate principal amount of the notes converted in the following order of priority: research and development, investor relations, working capital and marketing and promotion;

- if offering expenses exceed the amount projected, we would decrease the amounts allocated to other items in the following order of priority: research and development, investor relations, working capital and marketing and promotion.

- If the initial result of our research and development activities do not appear promising, we may cease such activities and reallocate proceeds to working capital

(2) Represents amounts to be paid to obtain musical tracks for our Country compilation project and, if the maximum offering amount is raised, our "True to the Game – Volume II" project. Product acquisition costs include studio rental fees, musician salaries, equipment rental fees, licensing fees payable to record companies or the master owner, producer fees, engineer salaries and mixing costs.

(3) Represents proposed payments under a promissory note in the principal amount of $1,364,800 issued to a related party which became due in February 2009 and which bears interest at a rate of 10% per annum. The loan is secured by all of our right, title and interest in our "True to the Game" compilation. The holder of the note has agreed to extend the date by which accrued interest must be paid until the earlier of our receipt of cash proceeds of $2,500,000 or more from this offering or June 30, 2010.

(4) Research and development represents expenditures to develop unique and alternative methods for delivering music to consumers, including marketing and sales opportunities and legal and security issues related to a USB bracelet designed by a third party which can store and play full length musical albums and other media.

(5) Consists primarily of salaries, professional fees and distribution costs. To the extent that financial resources allow, we plan to hire additional staff and establish incentive compensation and bonus plans for our executive officers and other key employees who contribute to the growth and success of our business. No bonus or incentive plans have yet been developed and neither the amount nor any recipients of the potential awards have been determined.Until these proceeds are utilized, they will be temporarily invested in short-term, highly liquid investments with appropriate safety of principal. Any income derived from these short term investments will be used for working capital.

DESCRIPTION OF BUSINESS

Corporate History

Stadium Entertainment Holding Corp. was incorporated in the State of Nevada on February 23, 2005 under the name FRS Group Inc. On January 1, 2009, we entered into a Share Exchange Agreement with the stockholders of Stadium Entertainment Corp. ("Stadium Entertainment") pursuant to which the stockholders of Stadium Entertainment exchanged all of the outstanding shares of Stadium Entertainment for an aggregate 75,000,000 shares of our Common Stock. As a result of the Share Exchange, Stadium Entertainment became our wholly owned subsidiary.

Stadium Entertainment is a development stage company founded in December 2007 to produce and distribute prerecorded music products of established recording artists to support philanthropic grass-roots organizations. It commenced doing business in January 2008. Since the completion of the Share Exchange, the operations of Stadium Entertainment have become our sole line of business. Unless otherwise indicated or the context otherwise requires, all references to "we," "us," "our company" and similar terms mean Stadium Entertainment Holding Corp. and Stadium Entertainment Corp. on a consolidated basis after the Share Exchange.

Business Overview

We are an independent record company that produces, markets and distributes prerecorded music products of established recording artists to raise funds for worthy charitable and philanthropic organizations through exclusive licensing agreements and to generate profits for our company. Each of our recorded music projects will be produced with the collaboration and contributions of socially-conscious artists with a desire to give back to their communities. In addition, we plan to organize special musical events featuring performances by well-known and top-selling artists.

Three of our founders – Camille Barbone, Gary Katz and Jerome Mas – have extensive experience in the recorded music industry. We will rely on the experience and relationships our founders and members of our team have in the industry to sign artists to contribute to our projects and to promote and market our products. We plan to contract and license only well-known, established artists for our music projects to reduce the risks associated with start-up record companies that seek to discover and develop new and emerging talent.

Each record project will consist of a compact disc series of three or four volumes. We intend to release one volume on an annual basis. We expect that each series will culminate with the release of a "Best Of" record that will include popular tracks from each of the previous volumes of the series.

We intend to release our records for sale in both compact disc and digital formats, including ringtones for mobile telephones. We expect to develop new income streams following the release of a record through licensing, distribution, merchandising and concert promotion.

Our first compilation CD project is "True to the Game," a three CD project being developed to raise funds for the Negro Leagues Baseball Museum which features new music by

Yung Joc, Talib Kweli and Raiyn, Big Boi and Sam Chris, G.L.C. and Kanye West, Brandon Hines, Ludacris and Jarvis, Tay Dizm and T. Pain, among others. We have entered into an agreement with EMI Global Music Services ("EMI") to distribute the "True to the Game" music.

The first volume of "True to the Game" was released in March 2009 and contains 14 tracks. As of July 1, 2009, approximately 25,000 copies of "True to the Game – Volume I" have been shipped by EMI on a wholesale basis and approximately 13,000 songs from this compilation have been sold via internet downloads. We plan to re-release "True to the Game – Volume I" in March 2010 to further the momentum created by the initial 2009 release, increase opportunities with Major League Baseball and achieve greater penetration of the retail market than was possible with the original release due to the economic climate. Assuming that we are successful in raising at least $2,000,000 for this offering, we plan to release "True to the Game – Volume II" in April 2011. The total cost of the initial release of "True to the Game – Volume I" (exclusive of $546,000 of advertising and promotion costs) was $494,000, of which $441,000 represents recoupable advances to artists. Based on our discussions with prospective participants in the project (which we have discontinued as a result of a decision to defer the release of the project until April 2011), we estimate that the total cost of releasing "True to the Game – Volume II" (exclusive of $100,000 of estimated advertising and promotion costs) will be approximately $160,000, including approximately $140,000 of recoupable advances to artists. See "True to the Game Project" below.

We expect our second project to be a Country compilation. We have reached an agreement in principle with the Fisher House Foundation, a non-profit organization that supports America's military personnel by meeting humanitarian needs beyond those normally provided by the United States Department of Defense and Veteran's Affairs; however, we have not yet reached an agreement with any artists for this project. Our development of this project will depend on our ability to raise at least $2,000,000 in this offering, and we do not expect to make any release of the Country compilation before March 2010. We expect that the cost of releasing the first volume of the country compilation project will be comparable to the cost of releasing "True to the Game – Volume II." See "Country Compilation Project" below.

We expect to fund the acquisition of music for the first volume of our Country compilation and the marketing and promotional expenses for the project from the proceeds of this offering. In addition, to the extent that we receive sufficient proceeds from this offering, we may also fund the acquisition of music and marketing and promotional expenses for "True to the Game – Volume II" or another project from the proceeds of this offering, and accelerate our release of the project. The remaining costs of releasing the projects will be funded from cash generated by operations and expected advances from EMI. If the proceeds of this offering, cash generated by operations and the advances from EMI are not sufficient to cover of releasing the projects, we may be required to defer the release of one or both of the projects and/or reduce marketing and promotional expenses.

While the creation and sale of pre-recorded, philanthropic music products will initially be our primary focus and will likely represent at least 60-75% of our revenues for the next 24 months, we also plan to engage in:

- the production of live events and concerts;

- the development and production of broadcast packages for television and the Internet;
- the development of artist careers;
- the distribution of music for other independent record and entertainment companies; and
- the development of alternative ways to deliver musical properties to consumers.

In providing production services for live events, we plan to act as the promoter of the event by securing the services of the artists and arranging for on-site security, insurance, corporate sponsors, vendors and advertising. We will seek the right to record the event with a view toward utilizing the recording as a source of income.

Corporate Goals and Strategy

Our primary objective is to utilize our access to and relationships with top selling music and entertainment personalities to raise funds for worthy charities and to generate profits for our company through these projects. Because of the types of charities that we plan to choose, we believe that we will be able to contract the services of each participating artist at a fraction of their normal cost, fees and royalty structure and obtain rights to new music that has not been previously released by the artists prior to our use. We believe that contracting top selling recording artists to participate in our projects will enable us to minimize the risks inherent in start-up entertainment companies. By including high selling, well known talent in our compilation projects, we expect to capitalize on the success of our pre-recorded music and develop new income streams through licensing, distribution, merchandising and concert promotion while maintaining an ongoing involvement in select charitable organizations. In addition, the use of well known artists in our projects will enable us to offer "buy-in" opportunities to record companies which will grant the record companies the right to include works from new artists in our projects through the payment of a "buy-in" fee. These "buy-in" fees will reduce our net costs of producing our compilations. We believe that the philanthropic component of our business model differentiates us from our competitors, and we do not intend to produce pre-recorded music products other than in connection with a collaboration with a charity. We may, however, distribute products for other labels that do not have a charitable connection as discussed below under "Associated Label Division".

Marketing and Promotion

We plan to utilize traditional marketing and promotional techniques and emerging technologies to fully exploit our musical entertainment products. We have entered into an agreement with EMI Global Music Services for the release and distribution of our music products which permits us to participate in retail advertising, store circulars, print ads, special sales and discount programs and cooperative advertising programs. All of these approaches are currently being utilized for the "True to the Game – Volume I" release, and we are conducting retail promotion efforts for the project through EMI's sales team as a liaison to various retail outlets.

Recently, we established an in-house sales team which operates on a commission only basis and seeks to sell directly to non-traditional musical retailers, including convenience stores. For the "True to the Game" project, this sales team is also marketing directly to professional baseball teams and organizations that service professional baseball teams, such as food concessionaires and souvenir/apparel vendors.

Our Internet website, http://www.stadiumentertainment.net, is an important distribution channel through which we make our products available to consumers. Sample recorded tracks and singles from albums can be listened to for no charge, and complete albums and other music products will be available for purchase via a link to a retailer. Currently, consumers can listen to tracks from "True to the Game – Volume I" by visiting our website. Recent trends in the music industry have included a decline in the traditional purchase of albums in physical, compact-disc form in favor of the purchase of individual recorded tracks via download over the Internet. In recognition of this trend, our website will link to retailer websites which provide consumers with the option of purchasing complete albums in compact-disc form, downloading albums, single songs and bundles of songs for a charge. Currently, the website contains links to Amazon.com and iTunes so that consumers can purchase the "True to the Game – Volume I" compilation and individual tracks. At this juncture, we do not plan to sell music directly through our website, although we have retained the right to do so. Our website also serves as a medium through which we promote our products and provide consumers with information about our artists, our on-going projects and development efforts, and our plans for future projects.

We also maintain a webpage on MySpace.com at myspace.com/truetothegamemusic, where we post materials related to our artists and our current and future projects and which contains an interactive forum through which we directly communicate with website visitors. We also upload certain media to our MySpace page, including sample recorded music tracks and music videos by our artists to generate consumer interest in our products.

Historically, the most effective means of promotion was by radio air play. Initially, we used traditional radio promotion efforts to promote and gain radio airplay for songs on "True to the Game – Volume I"; however, based on our experience to date and recent industry trends, we have determined that the traditional approach of engaging independent radio promoters to gain airplay to boost sales does not provide an adequate return on investment. As a result, we have shifted our radio promotional strategy to a strategy which involves the purchase of advertising time in key markets which is scheduled strategically with outside events, on air interviews with participating artists, and radio station contests and giveaways. For example, we can generally purchase 120 thirty second radio spots for approximately $2,500 which we use to promote the "True to the Game – Volume " music. These radio spots are scheduled around an outside event, such as a baseball game, and we provide copies of the CD to the radio station which the radio station uses in connection with promotional events, such as contests and giveaways.

Our revised radio promotion strategy is coordinated by Gravity Entertainment, a firm headed by Wayman Jones, veteran radio promotion professional who has headed radio music campaigns for leading artists in the urban music world. We pay Gravity Entertainment $4,000 per month for its services under an informal month to month arrangement.

Music videos have become an important means of promoting artists and records. Once a single reaches a level of airplay and critical acclaim that assures a long run on charts and playlists, we plan to produce and release a promotional video to support and expand on airplay and exposure, and expect that the videos will be played in clubs and venues, on conventional cable and satellite TV and on the Internet; however, we do not intend to sell the videos. As of July 15, 2009, we have released two promotional videos. Our first video features Kanye West and G.L.C. performing "The Big Screen," and the second video features Tay Dizm, T-Pain and Rick Ross performing "Beem Me Up."

As a result of the establishment of our in-house, commission based sales force, the consolidation of our outside marketing team and technologies that enable us to perform a greater level of marketing activities through our own personnel, we expect to continue substantially all of the marketing programs discussed above regardless of the amount we raise in this offering. The level of activity could be decreased, however, if proceeds from the offering and revenues from operations are not sufficient to support marketing and promotional efforts at current levels. In such a case, we would expect to reduce the activities of our outside consultant. When financial resources are available, we intend to seek television advertising for our products on television channels that we determine are most likely to reach our target consumer bases; however, we do not expect to procure television advertising until we sell at least 50,000 units of the "True to the Game – Volume I" CD. Although we will seek exposure through advertising on "music-television" channels such as MTV, VH-1 and the like, we do not anticipate producing music videos for music tracks on our products for television air play other than in connection with our promotional efforts described above.

Manufacturing and Distribution

We have entered into an agreement with EMI Global Musical Services for the release and distribution of our music products, which allows us to secure window displays at retail locations, end cap promotions, retail advertising, print ads, product placement and point of purchase material display. We are conducting retail promotion efforts through EMI's sales team as a liaison to various retail outlets. Online services such as iTunes, Yahoo! Music and Amazon Music are serviced via our arrangement with EMI. EMI handles the manufacturing of our music physical products and our inventory is warehoused at EMI's facilities.

Pursuant to our agreement with EMI, we have appointed EMI as our exclusive distributor of musical products in the United States; however, we retain the right to license recordings to third parties for use in soundtracks and compilation albums and to sell products through our website and, in certain cases, the websites of the artists. We have agreed to pay EMI a distribution fee of between 14% and 17% of the net sales of the products distributed, depending on the format of the product sold. We believe that these fees are comparable to those charged by EMI to other record companies for similar services as well as those charged in the music industry in general.

EMI has agreed to coordinate the manufacturing of our products at the then current price that it charges third party labels, which is currently approximately $1.00 per compact disc. We believe that this price is comparable to the amount charged by other music distributors for this service.

We are responsible for all costs and expenses incurred in connection with advertising, promoting and marketing our music products. We designate the applicable wholesale price to be charged by EMI from the price list categories maintained by EMI, subject to EMI's right to discount same under certain circumstances.

EMI has agreed to pay us certain recoupable advances, including a $50,000 advance which it provided to us after we delivered to EMI the manufacturing and production components necessary to manufacture and distribute our "True to the Game-Volume I" product (which we subsequently repaid). An additional $50,000 recoupable advance was to be paid if certain sales targets were achieved. These sales targets were not met and thus no further advances were received. EMI is entitled to charge us specified amounts for returns and slow-moving products.

We believe that our distribution arrangement with EMI Music Group will enable us to offer distribution services for other independent record labels and entertainment companies, as described under "Associated Label Division" below.

True to the Game Project

We have entered into an exclusive agreement with the Negro Baseball Leagues Museum to produce and market a series of musical projects with the Negro Baseball Leagues as the theme. The Negro Baseball Leagues Museum is a not-for-profit organization located in Kansas City, Missouri that was founded to preserve the culture and history of the Negro Baseball Leagues. The Museum's charities provide certain benefits and services to minority baseball players. Our projects will take the form of compact discs and digital formats, and under our agreement with the Negro Leagues Baseball Museum, we are required to pay royalties to the Museum on net sales of the music products after production costs are recouped. The royalty percentages differ based upon the type of music sold and generally range from 2% to up to 10% with respect to sales in the United States if certain sales targets are achieved and from 1% to 6% with respect to sales outside of the United States. Royalties are subject to downward adjustment with respect to products sold through direct mail order operations and products sold to educational institutions or libraries or for promotional or sales incentive purposes. Royalties are also subject to reduction with respect to products sold on a discount basis.

The first volume of our "True to the Game" project was released in March 2009 and include the following playlist:

Title	Artist
Knock it Out Da Park	Yung Joc
Flyaway	Raiyn and Talib Kweli
Beem Me Up	Tay Dizm, T-Pain and Rick Ross
Still Hurts	Macy Gray and Marsha Ambrosius
The Big Screen	G.L.C. (Gangsta L. Crisis) and Kanye West

These Past Days	Sam Chris and Big Boi of OutKast
Pretty Girl	Jarvis and Ludacris
Make Your Way to the Dance Floor	Ziggy Nina and Chingy
Sweetest Taboo	Mikkey Halsted andKlass
If I Told U	Porta Prince and Ray J
Tha Bigg League	The Hustle Boyz and Snoop Dogg
Ghetto Love	Mario
Don't Know How 2 Act	DJ Pharris, Shawna, Paul Wall and Lil Scrappy
I Don't Wanna	Brandon Hines

True to the Game – Volume I is available for purchase via the Internet through Amazon.com and iTunes. In addition, the compact disc can be purchased at various retail outlets, including Best Buy, Target and Walmart, among others As of July 1, 2009, approximately 25,000 copies of the "True to the Game – Volume I" have been shipped by EMI on a wholesale basis and 13,000 songs from the compilation had been sold via Internet downloads. We plan to re-release "True to the Game - Volume I" in March 2010.

Our agreements with the artists and/or their record labels generally require us to pay royalties on sales of the musical product. Generally, an advance against future royalties is due upon the execution of the agreement and an additional advance is due if certain sale targets are met. The aggregate amount of royalties payable to artists participating in the "True to the Game-Volume I" project and/or their labels will be approximately 8% after direct costs of production are recouped. Generally, royalties paid by independent music companies to artists are approximately 14% but are subject to negotiation on a case by case basis. Our ownership interest in the musical compositions that will be featured in the "True to the Game – Volume I" project ranges from no ownership to 50% ownership. We own a 50% interest in the master recording for each of "Knock it Out Da Park," "Flyaway," "Sweetest Taboo," "Still Hurts," and "The Big Screen;" provided, however, that in the case of "Knock it Out Da Park," "Sweetest Taboo," and "The Big Screen," we must forfeit our ownership interest in the master if the artist's record label so requires. We expect that the record labels will require us to forfeit our rights in master recordings only if the record company is presented with an opportunity to exploit a recording, such as in a film or television commercial, that is predicated on the record label having complete control over the master. It is impossible to predict if any of the record companies will exercise their right to require us to forfeit our ownership rights in any master recordings; however, we do not believe that any such forfeiture would have any material adverse effect on our business. We do not have ownership rights in any of the other tracks on "True to the Game – Volume I."

To generate consumer interest in the project, we have launched an extensive multi-media campaign to capitalize on the name recognition of the artists who are contributing to the project and on the profile of the Negro Baseball Leagues Museum as a worthy philanthropic organization. Our in-house marketing team is conducting marketing and promotional efforts aimed at non-traditional retailers and is marketing directly to Major League Baseball teams, their minor league affiliates and organizations that service baseball teams. We have also engaged a press and publicity firm to make arrangements for print advertisements for the project.

We are pursuing non-traditional marketing techniques, primarily via the Internet for the "True to the Game" project. We cater to online music services websites, such as iTunes and Rhapsody, music discovery websites, such as Goombah, Qloud, SoundFlavor and MusicIPExpert, music experience augmentation websites, such as Snapp Radio and MusicMobs, and music metadata websites, such as MusicBrainz, Gracenote and All Music Guide. We also service music discovery drivers, a new form of file-sharing and which include iMix (a division of iTunes), Pandora and LastFM, to increase online sales of individual tracks on downloadable playlists.

We have begun artist selection for "True to the Game – Volume II" and are in negotiations with potential participants. In addition, we are negotiating to obtain the right to include a track featuring Tupac in the project; however, no formal agreement has been reached with respect to the Tupac track and no assurance can be given that we be able to reach a formal agreement which will allow us to utilize the track.

Assuming that we raise at least $2,000,000 in this offering, we plan to release "True to the Game – Volume II" by April 2011.

Country Compilation Project

We have reached an agreement in principle to produce and market a series of country music products with the Fisher Foundation, a non-profit organization established in 1990 that supports America's military personnel by meeting humanitarian needs beyond those normally provided by the United States Department of Defense and Veteran's Affairs. Because members of the military and their families are stationed worldwide and must often travel great distances for specialized medical care, the Fisher House Foundation donates "comfort homes," built on the grounds of major military and VA medical centers which enable family members to be close to a loved one during hospitalization for an unexpected illness, disease or injury.

According to the Fisher Foundation, there is at least one "Fisher House" at every major U.S. military medical center, and the Fisher House program serves approximately 10,000 families annually. In addition, the Fisher Foundation provides scholarships for military children and administers the "Hero Miles" program for the Department of Defense, which, through the donation of frequent flyer miles, provides airline tickets to hospitalized service members and their families.

Under our agreement in principle with the Fisher Foundation, we will obtain a license to produce and market a series of country music products which will benefit the Fisher Foundation. The terms of our agreement in principle are substantially similar to the terms of our agreement with the Negro Leagues Baseball Museum and will require us to pay royalties to the Fisher Foundation on net sales after production costs are recouped at rates which will be substantially the same as the royalty rates contained in our agreement with the Negro League Baseball Museum. Our arrangement with the Fisher Foundation is subject to the execution and delivery of a formal agreement which we expect to enter into by September 2009.

Associated Label Division

In August 2009, we established our "Associated Label Division" to increase our emphasis on providing distribution and other services to independent record and entertainment companies. We are in active discussions and in various stages of negotiations with over 15 companies and expect to structure these arrangements to compensate us through an initial fixed dollar administrative fee and a distribution fee based on a percentage of sales. We expect to require each associated label to deposit up to $50,000 in escrow which will be used to pay for manufacturing, retail programming or advertising services which will be outsourced to EMI or other third parties. Other outsourced services offered to associated labels will include, among others, product coordination, marketing services and radio promotion.

Government Regulation

We are not subject to any specific government regulations that affect the dissemination and/or distribution of our products. However, the Recording Industry Association of America (RIAA) has undertaken efforts to curb illicit peer-to-peer dissemination of recorded music in digital format, which efforts may result in requirements that certain restrictions and safeguards be encoded within digital music tracks to prevent such unlawful dissemination or copying.

Copyrights and Intellectual Property

Our prerecorded music business, like that of other companies involved in prerecorded music, will primarily rest on ownership or control and exploitation of musical works and sound recordings. Our music products are and will be protected under applicable domestic and international copyright laws.

Although circumstances vary from case to case, rights and royalties relating to a particular recording typically operate as follows. When a recording is made, copyright in that recording generally vests either in the recording artists and/or their production companies (and is licensed to the recording company) or in the record company itself, depending on the terms of the agreement between them. Similarly, when a musical composition is written, copyright in the composition vests either in the writer (and is licensed to a third-party music publishing company) or in a third-party music publishing company or in a publishing company owned and controlled by the artist. A public performance of a record will result in money being paid to the writer and publisher. The rights to reproduce songs on sound carriers (i.e., compact discs) are obtained by record companies or publishers from the writer or the publishing company entitled to license such compositions. The manufacture and sale of a sound carrier results in mechanical royalties being payable by the record company to the publisher of the composition, who then remits a portion of such royalties to the writer or writers of the composition at previously agreed or statutory rate for the use of the composition and by the record company to the recording artists for the manufacture and distribution of the recording. We operate in an industry in which revenues are adversely affected by the unauthorized reproduction of recordings for commercial sale, commonly referred to as "piracy," and by unauthorized and illegal downloading/copying from the Internet for personal use. We rely on compilation copyright protection under applicable copyright law for our compilation projects and designate these projects as copyrighted works. We have not filed any copyrights with the United States Patent and Trademark Office.

Potential publishing revenues may be derived from our ownership interest in musical compositions, written in whole or in part by our recording artists who enter into agreements with us. Our ownership in artist works will vary on a case by case basis, and we anticipate that in some cases we will obtain 100% ownership, in other cases we will have partial ownership and in some cases we will have no ownership interest. We obtain rights to musical compositions in various ways, including licensing existing masters that have not been previously released to the public, by in-house recording and production of musical compositions for specific projects or by contracting third party producers, musicians and engineers to produce musical tracks specifically for our project.

Performance rights in compositions that we own are enforced under agreements we and the writer have with performing rights organizations (such as the American Society of Composers, Authors, and Publishers ("ASCAP"), Broadcast Music, Inc. ("BMI"), and SESAC, Inc.), which license the public performance of a composition to commercial users of music such as radio and television broadcasters, restaurants, retailers, etc., and disburse collected fees based upon the frequency and type of public performances they identify. Generally, revenues from publishing are generated in the form of: (1) mechanical royalties, paid by the record company to the publisher for the mechanical duplication of a particular copyrighted composition (as distinct from the copying of the artist's performance of that composition); (2) performance royalties, collected and paid by performing rights entities such as ASCAP and BMI for the actual public performance of the composition as represented by radio airplay, Musak, or as a theme or jingle broadcast in synchronization with a visual image via television; (3) sub-publishing revenues derived from copyright earnings outside of the United States and Canada from collection agents located outside of the United States and Canada; and (4) licensing fees derived from printed sheet music, uses in synchronization with images as in video or film scores, computer games and other software applications, and any other use involving the composition.

We will rely on exclusive licensing agreements with the charities with which we team to provide protection for the products and products that are produced.

Markets and Competition

The music industry is a multi-billion dollar industry which, according to the Recording Industry Association of America, grossed approximately $10.3 billion in 2008. We believe that the growth of this sector has been inhibited by the inability of many companies to streamline and modernize their approach to the end user, and that mobile music services are at the center of industry growth. Therefore, we are making it a priority in our projects to position ourselves to acquire these rights. Moreover, we will continue to differentiate ourselves from our competition and attempt to claim a respectable share of the marketplace through use of the Internet, viral marketing techniques, non-traditional retail outlets, cross industry marketing, cable television, short film marketing and other innovative forms of access.

We seek to utilize the talents of well-established artists rather than establishing new and unknown artists, although we will in future projects offer record companies the opportunity to have a recording by a new or emerging artist included in our compilation projects by paying a "buy-in" fee to us. Because at least one-half of the tracks on our compilation projects will be recordings of well known artists, we will not be in direct competition with other start-up record labels that seek to discover and contract with new and emerging talent. Rather, our primary competitors are more established record companies such as Sony, Universal and Warner. However, if our business model proves to be successful, we expect other companies to emulate our model. Therefore, to the extent possible, we attempt to secure contracts with our charitable and philanthropic partners on an exclusive basis to ensure control of market share and the participation of high profile artists.

Research and Development

To the extent that financial resources are available, we plan to conduct research and development activities with respect to alternative and state of the art methods of delivering music and entertainment products to consumers. For example, we have begun preliminary research with respect to potential marketing and sales opportunities and legal security issues related to a USB bracelet designed by a third party to hold full length musical albums, as well as videos, photos and other medium, that could be offered as an alternative to compact discs. No assurance can be given that any research or development opportunities that we undertake will result in any commercial benefit to us.

Employees

As of August 25, 2009, we had three (3) full-time employees and no part-time employees. We also utilize the services of independent, third party consultants as our needs require.

Revenue Streams

The three primary revenue streams we intend to target are (1) sales of music products via third party distributors, both at retail stores and over the Internet, (2) direct sales of music in digital format via download from retailers linked to our website and (3) fees for providing distribution and other services to independent record companies.

It is customary in the industry for a third party distributor to receive a portion of the proceeds from sales effected by the distributor. However, we believe it is important to avail ourselves of this method of sale and distribution as it enables us to reach a broader consumer base and to generate greater public exposure for our products and our artists.

DESCRIPTION OF PROPERTY

Our principal offices are located at 888 Seventh Avenue, 35th Floor, New York, NY 10010, which consist of approximately 800 square feet of a commercial office facility. We occupy these offices under an arrangement with our independent accounting firm, Spielman, Koenisberg & Parker, LLP, which does not currently charge us for our occupancy. This accommodation is made as a result of a personal relationship between the principals of Spielman, Koenisberg & Parker, LLP and members of our management team and is of an indefinite term. All of our printing, manufacturing, distribution and warehousing is performed by independent contractors.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

Forward-Looking Information

You should read the following plan of operation together with our financial statements and related notes appearing elsewhere in this offering circular. This plan of operation contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Risk Factors" or elsewhere in this Offering Statement.

Overview

We were incorporated on February 23, 2005 to design and create prototypes for a wide range of outdoor gear. We did not generate any revenues from these activities.

On January 1, 2009, we acquired all of the outstanding shares of Stadium Entertainment Corp. pursuant to the Share Exchange in which we issued an aggregate 75,000,000 shares of Common Stock in exchange for all of the outstanding shares of common stock of Stadium Entertainment Corp. Stadium Entertainment Corp. is a development stage company and has not achieved any revenues to date. Stadium Entertainment was founded in December 2007 to provide, market and distribute prerecorded music products of established recording artists to raise funds for worthy charitable philanthropic organizations and generate profits from its business.

Results of Operations for the Three Months Ended March 31, 2009

Total revenues for the three months ended March 31, 2009 were $108,204 which represents our initial sales of "True to the Game" music products, including $3,678 from digital downloads of the compilation and individual tracks and $104,977 from the sale of 12,851 copies of the physical CD product. Cost of sales for the period were $48,950, which included non-recoupable production costs of $14,644, $11,444 of royalty payments and $12,926 of licensing fees. Selling, general and administrative expense for the three months ended March 31, 2009 was $543,777, which consisted of salaries ($55,833), advertising and promotion costs ($308,717), professional fees ($99,700) and distribution costs ($24,208).

As a result of the foregoing, we incurred a loss from operations of $484,524 and a net loss of $521,412 for the period.

Results of Operations for the Year Ended December 31, 2008

Stadium Entertainment achieved no revenues during the year ended December 31, 2008. Total operating expenses during 2008 were $969,603, including non-recoupable production expenses of $38,453 and general and administrative expenses of $969,603. General and administrative expenses consisted primarily of salaries ($385,000), advertising and promotion costs ($237,140), professional fees ($124,172), travel expenses ($69,846), public relations costs ($55,021), payroll taxes ($34,303) and insurance ($23,363). Stadium Entertainment incurred a net loss of $1,407,981 for the year ended December 31, 2008.

Plan of Operation

At July 31, 2009, we had $13,895 of cash. Stadium Entertainment has funded its operations to date through equity contributions from its founders and borrowings, including a loan from a related party in the aggregate principal amount of approximately $1,364,800, which became due in February 2009. The loan bears interest at a rate of ten percent (10%) per annum and is secured by all of our right, title and interest in our "True to the Game" compilation, including our rights in the master recordings, our agreement with the Negro Baseball League Museum and all contracts, products and proceeds of the foregoing. The related party lender has not issued a notice of default nor attempted to collect under the loan agreement, and no written or verbal agreement has been reached with respect to an extension of the due date of the loan, except that the lender has extended the date by which interest must be paid until the earlier of our receipt of $2,500,000 or more of cash proceeds from this offering or June 30, 2010. We plan to repay the principal amount of the loan if we raise at least $2,000,000 but less than $2,500,000 from this offering and to repay the loan in full if $2,500,000 or more is raised in this offering. To the extent that we do not raise sufficient funds in this offering to repay the loan in full, we plan to make periodic payments out of cash generated from operations to satisfy the interest obligation.

As of March 31, 2009, we had $300,000 principal amount of other loans outstanding, including $180,000 borrowed under promissory notes issued in February 2009 which (i) bear interest at a rate of 10% per annum, (ii) become due upon the earlier of September 30, 2009 or our receipt of $1,000,000 or more from a private placement of securities and (iii) are convertible into common stock at a price equal to the greater of 75% of the closing per share market price of our common stock on the first day of reported trading or $.25 per share. The remaining $120,000 of borrowings are represented by promissory notes which bear interest at a rate of 10% per annum. Of this amount, $20,000 becomes due in October 2009 and $100,000 becomes due in November 2009. We expect to pay off the $300,000 of indebtedness represented by the convertible notes and promissory notes with cash generated from operations. If cash generated from operations is not sufficient to repay the debt, we will seek an extension of the term of the notes and, in the case of the convertible notes, potentially request a conversion of the notes. Holders of the notes are being offered the opportunity to pay the subscription price for shares offered hereby through the conversion of the principal amount of the notes. Any such conversions will be effected at a conversion price of $.25 per share notwithstanding any provision of the notes which would provide a greater conversion price. If the holders of the notes do not agree to an extension or conversion of the notes and demand payment, we may be required to defer the release of our new projects, reduce marketing and promotional expenses and/or place greater emphasis on distributing music on behalf of other record companies. We do not anticipate that any such deferral would be for a period of more than six months.

We plan to finance our capital needs primarily from the sale of debt and/or equity securities, including the proceeds of this offering. We recorded our first revenues in March 2009 and expect that the proceeds of this offering, together with advances expected to be made to us by EMI under our distribution agreement, revenues generated from our business activities, including sales of our music products and fees and revenues generated through distribution activities, will be sufficient to support our operations for 12 months if the minimum offering amount is raised and 24 months if the maximum offering amount is raised. No assurance can be given that we will be able to raise the capital required to develop and support our business.

Since March 31, 2009 we have significantly reduced monthly operating expenses, including reductions in (i) payroll expenses from $36,000 to $14,000 per month, (ii) consulting fees from approximately $26,000 to $14,000 per month through a consolidation of duties and the in-house performance of certain marketing and promotion functions that were previously outsourced, (iii) radio promotion expenses by approximately $20,000- $30,000 per month via a change in approach from traditional radio promotion efforts to an approach which focuses on special promotions using radio advertising tie-ins, contests and give-aways, (iv) professional fees through a change in professionals and alternative billing arrangements.

Our plan of operation for the next 24 months and the estimated cost of achieving certain significant milestones, assuming that we raise at least $2,000,000 in this offering, is as follows:

Milestone	Estimated Completion Date	Estimated Cost
Finalize agreement with charity for Country compilation project	July 2009	$2,000 (professional fees)
Secure rights to all music for Country compilation project	December 2009	$140,000
Release five CD catalogues (each consisting of approximately 30 CDs) for distribution on behalf of independent record companies	December 2009	$5,000
Release Country compilation project – Volume I	March 2010	$100,000 (marketing and promotion)
Re-release "True to the Game – Volume I"	March 2010	($40,000)
Secure rights to all music for release of "True to the Game – Volume II"	November 2010	$140,000
Secure rights to music for Country compilation – Volume II	December 2010	$150,000
Release "True to the Game – Volume II'	March 2011	$100,000 (marketing and promotion)
Release Country compilation – Volume II	June 2011	$100,000 (marketing and promotion

The foregoing represents management's best estimate as to the date that the milestones identified above will be achieved and the cost associated with completing same. Actual results may vary. We expect to fund the acquisition of music for the first volume of our Country compilation project and the marketing and promotional expenses for this project from the proceeds of this offering. In addition, to the extent that we receive sufficient proceeds from this offering, we may also fund the acquisition of music and marketing and promotional expenses for "True to the Game – Volume II" or another project from the proceeds of this offering, and accelerate our release of the project. We plan to finance the other activities described above from cash generated by operations and advances expected from EMI. If we do not generate sufficient cash from operations to repay the indebtedness which becomes due in September through November of 2009 and are unable to obtain an extension or conversion of outstanding notes, we may be forced to defer certain activities, such as acquiring rights to music for our projects or promoting new projects, until cash flow from operations or other financing is available to fund these activities. If we raise in excess of $2,000,000 in this offering, we expect our plan of operation to be substantially similar to that described above; however, we may seek to initiate a new project to the extent that financial resources allow.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following list names each person who serves as a director, executive officer or significant employee of the Company and the period during which each has served in the respective position with the Company, as well as each person who has been nominated or chosen to become a director or executive officer.

Name	Age	Position
David Berman	66	Chief Executive Officer, Director
Gary Katz	67	Director
Camille Barbone	57	President, Chief Financial Officer and Director

David Berman was appointed Chief Executive Officer of Stadium Entertainment in January 2009. Since October 2001 to the present, Mr. Berman has provided consulting services to participants in the music industry and served as an expert witness on music industry matters. From February 1998 until April 2001, he served as President of Buena Vista Music Group, the pre-recorded music and music publishing arm of The Walt Disney Company. From April 1991 until April 2001, Mr. Berman served as Senior Executive and General Counsel of Geffen Records. Prior thereto, he served as President of Capitol Industries, a division of EMI Music Group, which he joined in 1989. From 1976 until 1987 he served in various capacities for Warner Brother Records, and was engaged in the private practice of law from 1969 until 1976 and from 1989 until 1991. He graduated from Harvard Law School in 1969.

Gary Katz, a founder of Stadium Entertainment, is an acclaimed producer with more than 30 years experience in the music industry who served as our President until his resignation in July 2009. From November 2006 until joining Stadium Entertainment, Mr. Katz was an independent consultant and record producer for a select roster of clients in the music industry. From December 2004, he served as President of Winedark Records. From January 1, 2001 until December 2004, Mr. Katz served as Vice President of Artist & Repertoire for Aezra Records. Mr. Katz was instrumental for the signing of artists such as Jimmy Buffet, Chaka Khan (Rufus),

Jim Croce, Prince and Dire Straits, and has provided consulting services to several major record companies.

Camille Barbone, a founder of Stadium Entertainment, has more than 30 years experience in the entertainment industry. She served as Chief Operating Officer, Chief Financial Officer and Director from the inception of Stadium Entertainment and was appointed as our President in July 2009. Prior to founding Stadium Entertainment in December 2007, Ms. Barbone operated Barbone Consult Group which provided promotional, development, production, sales and marketing services to various clients including record companies, music distribution companies, artists and artist development teams from December 2005 through December 2007. From December 2004 to November 2006 she served as Vice President; General Manager of Winedark Records – Fontana Universal Distribution, where her responsibilities included supervision of all operational, administrative, budgetary and departmental activities. Ms. Barbone served in a similar capacity with Aezra-EMI Records from April 2003 until December 2004. She served as Vice President-Artist Relations for Aezra-EMI Records from March 2001 until April 2003. Earlier in her career she held key positions at major record labels such as Production Director for Columbia/Epic, Director of New Release Production for Phonogram/Mercury and Director of Artist and Repertoire for Buddah Entertainment. In 1977 she formed August Artists Ltd. where she provided an innovative alternative for the new music scene in New York City. During this period Ms. Barbone was responsible for discovering, developing and managing Madonna. Ms. Barbone has also worked on artist development and promotion at major record labels, such as Arista, MCA, Universal, Warner Brothers, Disney Music Publishing, SESAC, Warner Chappell Music, Atlantic and TVT Records. She has owned and operated two key recording studios – Gotham Sound Studios in New York City, and Long View Farm Studios, a residential recording facility located on a 120-acre farm in rural Massachusetts. Her recording studio clients have included The Indigo Girls, Geezer Butler, The Rolling Stones, Aerosmith, Michael Bolton, and Living Colour. Ms. Barbone has created and produced major musical concerts and series such as the American Express Songmasters Inside-Out series featuring gold- and platinum-selling artists, the Gospel segment of Woodstock '94, two concerts at the 2002 Olympics in Salt Lake City for the Coca Cola Company and three performances at the 2003 Gravity Games. Ms. Barbone served on the staff and taught at the City University of New York for five years and was responsible for creating and launching its Entertainment Marketing Department and Internship program. She has served as a music supervisor for key motion pictures and has placed songs and music in films by Steven Spielberg, Wes Craven, Disney, Miramax Films, and Cinepix.

We have no formal employment agreements with any of our executive officers; however, we expect that Ms. Barbone will devote 100% of her professional time and attention to our business and affairs and Mr. Berman will devote approximately 10% of his professional time to our business and affairs.

REMUNERATION OF DIRECTORS AND OFFICERS

Compensation

The following table sets forth the aggregate annual remuneration of each of the three highest paid persons who served as officers or directors during the year ended December 31, 2008 fiscal year, and of all of the officers and directors as a group.

Name	Capacities in Which Remuneration was Received	Aggregate Remuneration
Gary Katz	President (1)	$100,000
Camille Barbone	Chief Operating Officer	$100,000
All Officers and Directors as a Group (3 Persons)		$200,000

(1) Mr. Katz resigned his position as President in July 2009.

David Berman is currently serving as our Chief Executive Officer and devotes approximately 10% of his professional time and attention to our business and affairs. Mr. Berman has agreed to serve in this capacity without remuneration (other than the reimbursement of out-of-pocket expenses). We expect to make an equity award to Mr. Berman in 2009; however, our Board of Directors has not yet approved any such award and the precise nature and amount of the award has not yet been determined.

Equity Incentive Plan

In August 2009, our Board of Directors adopted an Equity Incentive Plan. The following is a summary of the material terms of the Equity Incentive Plan. A total of 10,000,000 shares of our Common Stock has been reserved for issuance under the Equity Incentive Plan.

The purpose of the plan is to allow our employees, directors and consultants to participate in our growth and to generate an increased incentive for these persons to contribute to our future success and prosperity and to focus on our growth. Employees, directors and consultants are all eligible to receive awards under the plan. The plan will be administered by our Board of Directors or, if and when established, the Compensation Committee of our Board of Directors. The Board (or Compensation Committee) is authorized to grant:

- Incentive stock options within the meaning of Section 422 of the Internal Revenue Code
- Nonqualified stock options
- Stock appreciation rights
- Restricted stock grants

- Deferred stock awards
- Other stock based awards to employees and other persons and entities who, in the opinion of the Board of Directors (or Compensation Committee), are in a position to make a significant contribution to our success.

The Board of Directors (or Compensation Committee) has the power to determine the terms of any awards granted under the Equity Incentive Plan, including the exercise price, the number of shares subject to the award and conditions of exercise. Awards granted under the Equity Incentive Plan are generally not transferable. The exercise price of all incentive stock options granted under the Equity Incentive Plan must be at least equal to the fair market value of the shares of common stock on the date of the grant.

In August 2009, we issued options to acquire 1,000,000 shares of Common Stock to three (3) independent consultants. The options, which have a term of ten years, have an exercise price of $.25 per share. Options with respect to 340,000 shares vested immediately upon grant and options with respect to 330,000 shares vest on the six month and one year anniversary date of the date of grant.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information as of July 15, 2009, with respect to the beneficial ownership (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the Company's Common Stock, which is the only class of the Company's capital stock with shares issued and outstanding, by (i) each of the three highest paid persons who are officers and directors of the Company, (ii) each person or group of persons known by the Company to be the beneficial owner of more than ten percent (10%) of the Company's outstanding Common Stock, and (iii) all directors and executive officers of the Company as a group:

Name and Address of Owner	Number of Shares	Percent of Class
Stadium Entertainment Group, LLC 888 Seventh Avenue, 35th Floor New York, NY 10010	37,500,000	37.5%
David Berman 888 Seventh Avenue, 35th Floor New York, NY 10010	---	---
Gary Katz 888 Seventh Avenue, 35th Floor New York, NY 10010	12,500,000 (1)	12.5%
Camille Barbone 888 Seventh Avenue, 35th Floor	12,500,000 (1)	12.5%

39

New York, NY 10010		
Jerome Mas 5865 East. Mezzanine Way Long Beach, CA 90808	12,500,000 (1)	12.5%
Sandstone Investment Partners, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
Emerald Asset Advisors, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
Michael Xirinachs 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
All Officers and Directors as a Group (5 Persons) (1) (2)	37,500,000	37.5%

---

(1) Represents 12,500,000 of the shares owned by Stadium Entertainment Group, LLC, a beneficial owner of 37.5% of our outstanding Common Stock. Each of these shareholders has a one-third (1/3) ownership interest in Stadium Entertainment Group, LLC and a one-third (1/3) pecuniary interest in the shares owned by it.

(2) Includes shares owned by each of Sandstone Investment Partners, LLC (37,500,000 shares), Emerald Asset Advisors, LLC (5,000,000 shares) and Michael Xirinachs (8,333,333 shares). Michael Xirinachs is the managing member of each of Sandstone Investment Partners, LLC and Emerald Asset Advisors, LLC.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Effective January 1, 2009, we completed the Share Exchange and acquired all of the outstanding Common Stock of Stadium Entertainment. At the time of the Share Exchange, Michael Xirinachs was our sole officer and director, and the beneficial owner of 53.3% of our outstanding Common Stock. Mr. Xirinachs owns a 100% membership interest in Sandstone Investment Partners, LLC which owned 50% of the outstanding Common Stock of Stadium Entertainment immediately before the completion of the Share Exchange.

During 2008, Sandstone, LLC loaned an aggregate of $1,364,800 to us under a loan agreement which provides for interest on the unpaid balance at a rate of ten percent (10%) per annum. The loan became due on February 14, 2009. Michael Xirinachs is the managing member of each of Sandstone, LLC and Emerald Asset Advisors, LLC which is the beneficial owner of approximately 50.8% of the outstanding Common Stock. The loan, which became due in full in February 2009, is secured by all of our right, title and interest in our compilation audio album commemorating the Negro Baseball League Museum and any sequels thereto, including our rights in the master recordings included in the album, our agreement with the Negro Baseball League Museum and all contracts, products and proceeds of any of the foregoing. Sandstone, LLC has extended the date by which accrued interest must be paid under the loan until the earlier of our receipt of $2,500,000 or more of cash proceeds from this offering or June 30, 2010; however, Sandstone, LLC has not extended the maturity date of the principal amount of the loan and no assurance can be given that Sandstone will not elect to pursue remedies against us.

PLAN OF DISTRIBUTION

No Underwriting

The offering is not underwritten. We have not employed outside brokers or sales agents for this offering. The shares will be marketed only by the directors and officers of the Stadium Entertainment, namely, Gary Katz and Camille Barbone, who will not receive any commissions or other compensation for these sales. It is anticipated that potential investors have pre-existing business relationships with these officers and other affiliates of our company, as well as potential investors referred by parties having pre-existing business relationships with the officers and affiliates will be solicited. Because this offerings is not underwritten, we may not sell as many shares as we possibly could have sold if we had used an underwriter.

Purchase of Common Stock

We will offer shares of Common Stock having a minimum aggregate offering price of $2,000,000 and a maximum aggregate offering price of $3,000,000 for sale to the public at a price of $.25 per share beginning on or about [ ], 2009. In our sole discretion, we may accept or reject all or part of any subscription received from subscribers who wish to purchase shares in the offering.

Any person, including shareholders, who wishes to purchase shares of Common Stock during the offering to the public must complete and sign the Subscription Agreement delivered with this Offering Statement and deliver it, together with the subscription price to Stadium Entertainment Holding Corp. at the address specified in the Subscription Agreement. Any offers to subscribe for shares of Common Stock during the offering to the public are not binding until we accept them, and we reserve the right to accept or reject all or part of any subscription offer in our sole discretion. To determine which subscriptions to accept in whole or in part, we may take into consideration the order in which the subscriptions are received, among other things. Any subscriber whose subscription is rejected shall have his, her or its funds returned without interest. All offers to subscribe must be made for shares of Common Stock having a minimum aggregate purchase price of $10,000. The purchase price must be paid in United States currency by check, draft or money order drawn to the order of "Stadium Entertainment Holding Corp. – Stock Offering." We may, in our discretion, permit subscribers to pay for shares through the conversion of up to $300,000 aggregate principal amount of outstanding promissory notes at a conversion price of $.25 per share, notwithstanding any provision of the notes which would impose a conversion price greater than $.25 per share. No such subscriptions will be taken into account in determining whether we have received the $2,000,000 aggregate investment requirement. Subscriptions paid through the conversion of notes will be taken into account for purposes of determining whether the $3,000,000 maximum amount of the offering has been achieved.

Time Frame of Subscription

Subscriptions from the public, including shareholders, will be accepted until 5:30 p.m. New York City time on [ ], 2010. Subscribers purchasing shares of Common Stock will be issued stock certificates as soon as practicable after acceptance of their subscriptions. If shares having a minimum aggregate purchase price of $2,000,000 have not been subscribed for on or before the Initial Termination Date of __________, 2009, we will promptly return to subscribers the subscription amounts, without interest; however, we may elect, in our discretion, on a one time basis to extend the Initial Termination Date until __________, 2009 by providing notice to subscribers by no later than 5:00 p.m., New York City time, on __________, 2009, in which case the return of subscription amounts to subscribers will not be made until promptly after the extended Initial Termination Date. Pending the acceptance or return of subscriptions, subscription amounts will be maintained in a segregated account but we will not use an escrow arrangement for these funds during this period.

Assignability

No subscriber's privileges or rights under a Subscription Agreement are assignable without our written consent, which may be withheld in our discretion. Subscription rights should not be confused with a shareholder's right to transfer shares of the Company's Common Stock after the shares have been issued.

Reservations

In addition to the minimum share purchase limits, we may reject any subscription at any time for any reason made pursuant to the offering, in our sole discretion.

Shares having a minimum aggregate cash purchase price of $2,000,000 must be sold in order to complete the offering.

All subscription proceeds will be immediately available to the Company upon our acceptance of the subscription. If, for any reason, funds are returned to any subscriber, the amount returned will be without interest. We reserve the right to terminate the offering for any reason at any time.

SECURITIES BEING OFFERED

General

We are offering shares of our Common Stock, $.001 par value per share. Our authorized capital stock consists of 500,000,000 shares of Common Stock, par value $.001 per share, of which 100,000,000 shares are currently issued and outstanding. Following this offering, if all shares offered hereby are sold at the offering price of $.25 per share, 112,000,000 shares of Common Stock will be issued and outstanding. Our Common Stock has the following rights:

Dividend Rights

The holders of the Common Stock are entitled to dividends when, as and if declared by our board of directors, subject to the restrictions imposed by applicable law.

Voting Rights

Under the Nevada Revised Statutes and our Amended and Restated Certificate of Incorporation, each share of Common Stock is entitled to one vote per share. Holders of Common Stock do not have cumulative voting rights.

Liquidation Rights

In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive, on a pro rata basis, any assets distributable to shareholders, after the payment of debts and liabilities and after the distribution to holders of any outstanding shares hereafter issued which have priority rights upon liquidation.

Preemptive Rights

Holders of our Common Stock do not have preemptive rights to acquire our securities.

Liability to Further Calls or to Assessment by the Company

Holders of Common Stock are not subject to further calls or assessments.

PART FS – FINANCIAL STATEMENTS

Stadium Entertainment Holding Corp.
(formerly known as FRS Group, Inc.)

Stadium Entertainment Corporation

Pro Forma Financial Statements

STADIUM ENTERTAINMENT HOLDING CORPORATION
(A Development Stage Company)
(Formerly known as FRS Group Inc.)

BALANCE SHEET

December 31, 2008

Assets	
Current	
Cash	$ -
Total current assets	-
Total assets	$ -
Liabilities	
Current	
Account payable	$ 3,207
Total current liabilities	3,207
Stockholders' equity (deficit)	
Common stock, $.001 par value 500,000,000 common shares authorized, 25,000,000 shares issued and outstanding	25,000
Additional paid-in capital	50,000
Deficit accumulated during the development stage	(8,207)
	66,793
Less: subscription receivable	(70,000)
Total stockholder's equity (deficit)	(3,207)
Total liabilities and stockholders' equity	$ -

STADIUM ENTERTAINMENT HOLDING CORPORATION
(A Development Stage Company)
(Formerly known as FRS Group Inc.)

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2008 and 2007
And the Period February 24, 2005 (Date of Inception) to December 31, 2008

	2008	2007	Feb. 24, 2005 (Inception) to Dec. 31, 2008
Revenue	$ -	$ -	$ -
Expenses			
Accounting and professional fees	200	200	8,207
Total expenses	200	200	8,207
Loss from operations	(200)	(200)	(8,207)
Net loss	$ (200)	$ (200)	$ (8,207)
(Loss) per common share	$ (0)	$ (0)	$ (0)

46

STADIUM ENTERTAINMENT HOLDING CORPORATION
(A Development Stage Company)
(Formerly known as FRS Group Inc.)

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007
And the Period February 24, 2005 (Date of Inception) to December 31, 2008

	2008	2007	Feb. 24, 2005 (Inception) to Dec. 31, 2008
Cash flows from operating activities:			
Net loss	$ (200)	$ (200)	$ (8,207)
Adjustments to reconcile net loss to net cash used in operating activities:			
Increase in:			
Accounts payable	200	200	3,207
Net cash used in operating activities	-	-	(5,000)
Cash flows from financing activities:			
Issuance of common stock	-	-	5,000
Net cash provided by financing activities	-	-	5,000
Net increase in cash	-	-	-
Cash, January 1 or from inception	-	-	-
Cash, December 31	$ -	$ -	$ -

47

STADIUM ENTERTAINMENT HOLDING CORPORATION
(A Development Stage Company)
(Formerly known as FRS Group Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Period from February 24, 2005 (Date of Inception) to December 31, 2008

	Common Stock	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Less Subscription Receivable	Total Stockholders' Equity
Issued 50,000,000 Shares of Par Value $.001 issued to the Founders in exchange for a subscription receivable on Feb. 24, 2005.	50,000			(50,000)	-
Issued 5,000,000 Shares of Par Value $.001 issued in 504 offering Feb. 24, 2005	5,000				5,000
Reverse stock split	(36,667)	36,667			-
Net loss			(7,607)		(7,607)
Balance, December 31, 2005	18,333	36,667	(7,607)	(50,000)	(2,607)
Net Loss			(200)		(200)
Balance, December 31, 2006	18,333	36,667	(7,807)	(50,000)	(2,807)
Net loss			(200)		(200)
Balance, December 31, 2007	18,333	36,667	(8,007)	(50,000)	(3,007)
Issued 20,000,000 Shares of Par Value $.001 issued to the Founders in exchange for a Subscription receivable in August 2008.	20,000			(20,000)	-
Reverse stock split	(13,333)	13,333			-
Net loss			(200)		(200)
Additional paid-in capital					-
Balance, December 31, 2008	$ 25,000	$ 50,000	$ (8,207)	$ (70,000)	$ (3,207)

STADIUM ENTERTAINMENT HOLDING CORP.
(FORMERLY FRS GROUP, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS

1. Organization

Stadium Entertainment Holding Corp. (the "Company"), formerly known as FRS Group, Inc., was incorporated under the laws of the State of Nevada on February 23, 2005 to design and create prototypes for a wide range of outdoor gear. The Company did not generate any revenues from these activities and in August 2008 abandoned its original business plan. Since August 2008, the Company's intention has been to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business entity. It is currently in the development stage.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition

In accordance Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition", the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured.

In accordance with industry practice and as is customary in many territories, certain products, such as CD's, are sold to customers with the right to return unsold items. Under Statement of Standards No. 48, "Revenue When Right of Return Exists," revenue from such sales are recognized when the products are shipped based on gross sales less a provision for estimated returns. Revenues from the sale of recorded music products through digital distribution channels are recognized when the products are sold and do not establish a provision for customer returns.

49

In determining estimated returns management will analyze historical trends, current economic trends, changes in customer demand and customer acceptance of our product. Based on this information, management reserves a percentage of each dollar of product sales to provide for estimated customer returns.

On January 20, 2009, the Company granted an exclusive distributor the rights to distribute all records produced by the Company for 36 months following the release of the initial album, including CD and digital sales. The distribution agreement established specific policies pertaining to returns, price protection and payment terms as described below.

The Company has sole responsibility for merchandise returned to the distributor by customers. Returns will be reported to the Company in a monthly report as an adjustment to gross sales. In addition the Company will be assessed a processing fee by the distributor on a per unit basis of all returned items plus any additional costs related to refurbishing damaged inventory.

Inventory is considered the possession of the Company and therefore the need to return inventory to the end user is not necessary. If inventory remains unsold for a determined period of time the distributor will charge the Company a fee on a per unit basis for continued storage if the product has had annual dollar net sales of less than $15,000.

The Company designates the wholesale price from price list categories maintained by the distributor. The Company will have to provide written authorization for program discounts issued to customers unless the discount is generally applicable across the distributor's entire catalog.

The distributor is required to submit payments three months following the close of the shipping month. The Company is entitled to collect one hundred percent of adjusted net sales subject to withholding of reserves (25% of gross sales less program discount for products that are subject to returns), the recoupment of any unrecouped advances by the distributor, and any additional costs incurred by the distributor on behalf of the Company as mentioned in the distribution agreement. In accordance with the distribution agreement adjusted net sales are calculated by reducing net sales by the distribution fee, manufacturing charges, the dollar amount of any customer invoices that remain outstanding for greater than 180 days following issuance of applicable invoices (less any distribution fee paid on these invoices), and Mobile/AV digitization charges. Net sales are determined by subtracting gross sales by discounts, returns, rebates, credits and adjustments.

Income Taxes

Income taxes are provided using the asset and liability method presented by FASB Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). Under this method, income taxes (i.e., deferred tax assets, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current fiscal year and include the results of any differences between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating loss, capital loss and general business credit carryforwards and the net tax effects of temporary differences between carrying amount of assets and liabilities for financial statements and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The financial effect of changes in tax laws is accounted for in the period of enactment.

Stadium Entertainment Holding Corp. is a corporation for federal and state income tax reporting purposes. In light of the current year net operating loss incurred, the Company has recorded a benefit for federal and state deferred taxes in the amount of $3,278 which has been recorded as a deferred tax asset and is the total accumulated deferred tax asset as of December 31, 2008. The Company has not provided for a valuation allowance against the deferred tax asset inasmuch as it expects to utilize the entire net operating losses against future taxable income. Total net operating loss incurred since inception was $8,207 and will expire in 2028. See Note 6 for detailed breakdown of deferred tax asset and income tax benefit.

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. FIN 48 also prescribes guidance on measurement, classification, interest and penalties, accounting for interim periods, and disclosures. The Company has elected to defer the application of FIN 48 until fiscal years beginning after December 15, 2008. Although the Company has elected to defer disclosure under FIN 48, its policy for evaluating uncertain tax positions may not be deferred. Accordingly, the Company will assess its income tax positions and record tax benefits based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. The impact of this standard is not expected to be material to the Company's financial statements.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2008, the carrying value of accounts payable and accrued expenses approximated fair value due to the short-term nature and maturity of these instruments.

Loss per Common Share

Basic loss per common share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding during the periods. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for any of the periods presented through December 31, 2008.

3. **Development Stage Activities and Going Concern**

The Company is currently a development stage entity because operations have commenced but significant revenue has not been generated therefrom. The Company has devoted most of their efforts to raising capital, developing markets and starting up productions. Accordingly, the accompanying financial statements have incorporated the additional information required by SFAS 7 for development stage entities.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise and since inception, has experienced recurring losses from operations and negative cash flows from operations. These conditions create an uncertainty as to the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not established any source of revenue to cover its operating costs, and as such, has incurred an operating loss since inception. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

4. **Capital Stock**

Upon the formation of the Company, 16,666,667 shares of common stock were issued to the founding shareholder for an aggregate purchase price of $50,000. In April 2005, the Company issued 1,666,667 shares of common stock in a private offering for an aggregate purchase price of $5,000. In August 2008, the Company issued 6,666,666 shares of common stock in a private offering for an aggregate purchase price of $20,000.

5. **Reverse Stock Split**

In December 2008, the Company effected a one-for-three (1-for-3) reverse split of its common stock as further described in the amended and restated certificate of incorporation. All share and per share amounts disclosed in the financial statements give retroactive effect to the reverse split.

6. **Income Taxes**

Deferred tax as of December 31, 2008 consisted of the following:

Tax credit carryforward	$ 3,278
Total deferred tax asset	$ 3,278

Valuation allowance	$ (3,278)
Net deferred tax asset	$ 0

7. **Subsequent Event**

On January 1, 2009, the Company and the stockholders of Stadium Entertainment Corporation, a Delaware corporation, entered into an Exchange Agreement pursuant to which the stockholders of Stadium Entertainment Corporation exchanged all of the issued and outstanding shares of Stadium Entertainment Corporation common stock (200 shares) for an aggregate of 75,000,000 shares of common stock of the Company. As a result of the Share Exchange, Stadium Entertainment Corporation became a wholly owned subsidiary of the Company. Stadium Entertainment Corporation is a development stage company which was formed to produce, market and distribute prerecorded music products of established recording artists to raise funds for charitable and philanthropic organizations and generate revenues from its activities. Stadium Entertainment Corporation also plans to produce live events and concerts, assist artists in the development of their careers and provide distribution services for other record companies.

STADIUM ENTERTAINMENT HOLDING CORP.

BALANCE SHEET

March 31, 2009

Assets	**(Restated)**
Current	
Cash	$ 29,471
Accounts receivable, less allowance for returns of $34,842	58,204
Inventory	3,487
Prepaid expenses	3,101
Artist advances royalties recoupable within one year	243,834
Total current assets	338,097
Artist advances recoupable after one year	197,414
Total assets	$ 535,511
Liabilities	
Current	
Accounts payable and accrued expenses	$ 345,723
Royalty payable	11,444
Accrued interest	100,460
Loans payable	1,674,800
Total current liabilities	2,132,427
Total liabilities	2,132,427
Stockholders' equity (deficit)	
Common stock	100,000
Additional paid in capital	(33,007)
Accumulated deficit	(1,593,909)
	(1,526,916)
Less: subscription receivable	(70,000)
Total stockholders' equity (deficit)	(1,596,916)
Total liabilities and stockholders' equity	$ 535,511

STADIUM ENTERTAINMENT HOLDING CORP.

STATEMENT OF OPERATIONS

For the Period January 1, 2009 to March 31, 2009

Revenue	
Sales, net of provision for estimated returns of $34,842	$ 108,204
Cost of sales	
Product costs	9,936
Royalties	11,444
Licensing fees	12,926
Non-recoupable production costs	14,644
Total cost of sales	48,950
Gross profit	59,254
Operating expenses	
Selling, general and administrative expenses	543,777
Total operating expenses	543,777
Loss from operations	(484,523)
Other expense	
Interest expense	36,119
Total other expense	36,119
Loss before income taxes	(520,642)
Provision for income taxes	770
Net Loss	$ (521,412)
(Loss) per common share	$ (0.01)
Weighted average shares outstanding	100,000,000

STADIUM ENTERTAINMENT HOLDING CORP.

STATEMENT OF CASH FLOWS

For the Period January 1, 2009 to March 31, 2009

Cash flows from operating activities:		
Net loss	$	(521,412)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in:		
Accounts receivable		(58,204)
Inventory		(3,487)
Prepaid expenses		(1,031)
Artist advance royalties		(105,764)
Increase in:		
Accrued expenses		339,942
Royalty payable		11,444
Accrued interest		36,019
Net cash used in operating activities		(302,493)
Cash flows from financing activities:		
Proceeds from loan payable		310,000
Net cash provided by financing activities		310,000
Net increase in cash		7,507
Cash, January 1, 2009		21,964
Cash, March 31, 2009	$	29,471

STADIUM ENTERTAINMENT HOLDING CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period January 1, 2009 to March 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Less Subscription Receivable	Total Stockholders' Equity
Balance, January 1, 2009	25,000	50,000	(8,207)	(70,000)	(3,207)
Issuance of 75,000,000 shares to shareholders of Stadium Entertainment Corp. in connection with the reverse merger completed January 1, 2009.	75,000	(74,800)	(1,072,497)		(1,072,297)
Recapitalization in connection with the reverse merger		(8,207)	8,207		-
Net loss			(521,412)		(521,412)
Balance, March 31, 2009 (Restated)	$ 100,000	$ (33,007)	$ (1,593,909)	$ (70,000)	$ (1,596,916)

STADIUM ENTERTAINMENT HOLDING CORP.

NOTES TO THE FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Stadium Entertainment Holding Corp. (the "Company"), formerly known as FRS Group, Inc., was incorporated under the laws of the State of Nevada on February 23, 2005 to design and create prototypes for a wide range of outdoor gear. The Company did not generate any revenues from these activities and in August 2008 abandoned its original business plan. Since August 2008, the Company's intention has been to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business entity.

On January 1, 2009, the Company entered into a Share Exchange Agreement ("reverse merger") with Stadium Entertainment Corp. ("Stadium"), a Delaware corporation, and its stockholders pursuant to which the Company agreed to acquire 100 percent of outstanding shares of Stadium in exchange for 75,000,000 shares of the Company. The reverse merger has been recorded as a recapitalization of the Company, with the net assets of Stadium and the Company brought forward at their historical bases. The costs associated with the reverse merger have been expensed as incurred.

The Company now intends to produce, market and distribute prerecorded music products of established recording artists to raise funds for charitable and philanthropic organizations and generate revenues for the Company. The Company also plans to produce live events and concerts, assist artists in the development of their careers and provide distribution services for other record companies.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The financial statements have been prepared by the Company, without audit. Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. These financial statements reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented. The results of operations for the three month period presented are not necessarily indicative of the results to be expected for the full year.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash on hand, cash accounts without withdrawal restrictions, and highly liquid investments with a maturity of three months or less at the date of purchase to be considered cash and cash equivalents.

Revenue Recognition

In accordance Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition", the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured.

In accordance with industry practice and as is customary in many territories, certain products, such as CD's, are sold to customers with the right to return unsold items. Under Statement of Standards No. 48, "Revenue When Right of Return Exists," revenues from such sales are recognized when the products are shipped by the distributor and are based on gross sales less a provision for estimated returns. Revenues from the sale of recorded music products through digital distribution channels are recognized when the products are downloaded and the electronic payment has posted. The Company does not establish a provision for customer returns for digital download sales.

In determining estimated returns management will analyze historical industry trends, current economic trends, changes in customer demand and customer acceptance of our product. Based on this information, management reserves a percentage of each dollar of product sales to provide for estimated customer returns. Based on management's experience in the industry the Company has established an initial provision of twenty five percent (25%) of CD sales.

On January 20, 2009, the Company granted an exclusive distributor the rights to distribute all records produced by the Company for 36 months following the release of the initial album, including CD and digital sales. The distribution agreement established specific policies pertaining to returns, price protection and payment terms as described below.

The Company has sole responsibility for merchandise returned to the distributor by customers. Returns will be reported to the Company in a sales report provided by the distributor as an adjustment to gross sales. In addition the Company will be assessed a processing fee by the distributor on a per unit basis of all returned items plus any additional costs related to refurbishing damaged inventory.

Inventory is considered the possession of the Company as the distributor does not take ownership under the terms of the agreement. If inventory remains unsold for a determined period of time the distributor will charge the Company a fee on a per unit basis for continued storage if the product has had annual dollar net sales of less than $15,000. See Inventory note under "Summary of Significant Accounting Policies" for accounting treatment.

The Company designates the wholesale price from price list categories maintained by the distributor. The Company will have to provide written authorization for program discounts issued to customers unless the discount is generally applicable across the distributor's entire catalog.

The distributor is required to submit payments three months following the close of the shipping month. The Company is entitled to collect one hundred percent of adjusted net sales subject to withholding of reserves (25% of gross sales less program discount for products that are subject to returns), the recoupment of any unrecouped advances by the distributor, and any additional costs incurred by the distributor on behalf of the Company as mentioned in the distribution agreement. In accordance with the distribution agreement adjusted net sales are calculated by reducing net sales by the distribution fee, manufacturing charges, the dollar amount of any customer invoices that remain outstanding for greater than 180 days following issuance of applicable invoices (less any distribution fee paid on these invoices), and Mobile/AV digitization charges. Net sales are determined by subtracting gross sales by discounts, returns, rebates, credits and adjustments.

The following sets forth the components of net sales for the three months ended March 31, 2009:

Gross CD Sales	$139,819
Digital Sales	3,678
Provision for Sales Returns and Allowances	(34,842)
Discounts	(38)
Sales Returns	(413)
Net Sales	$108,204

Inventory

Inventories consist of CD's and related music products. Inventory is stated at lower of cost or net realizable value. Cost is determined using a first-in, first-out ("FIFO") methodology. Returned goods included in inventory are valued at net realizable value, but not in excess of cost. Processing and refurbishing costs of returned inventory are expensed as incurred.

Income Taxes

Income taxes are provided using the asset and liability method presented by FASB Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). Under this method, income taxes (i.e., deferred tax assets, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current fiscal year and include the results of any differences between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating loss, capital loss and general business credit carryforwards and the net tax effects of temporary differences between carrying amount of assets and liabilities for financial statements and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes in tax laws is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized in accordance with SFAS 109. In circumstances where there is sufficient negative evidence, establishment of a valuation allowance must be considered. The Company believes that losses since inception represent sufficient negative evidence to consider a valuation allowance under the provisions SFAS 109. As a result, we determined that our deferred tax assets required the establishment of a valuation allowance.

The realization of the remaining deferred tax assets is primarily dependent on forecasted future taxable income. The valuation allowance that has been established will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that such assets will be realized. An ongoing pattern of profitability will generally be considered as sufficient positive evidence. Our income tax expense recorded in the future may be reduced to the extent of offsetting decreases in our valuation allowance. The establishment and reversal of valuation allowances could have a significant positive or negative impact on future earnings.

Stadium Entertainment Corp. is a corporation for federal and state income tax reporting purposes. In light of the current year net operating loss incurred, the Company has recorded a benefit for federal and state deferred taxes in the amount of $562,481 which has been recorded as a deferred tax asset. The Company has provided a valuation allowance for the entire portion of the deferred tax asset due to the sufficient negative evidence present. Total net operating loss incurred since inception was $1,341,209 and will expire in 2028. See Note 7 for detailed breakdown of deferred tax asset.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2008, the carrying value of accounts payable and accrued expenses approximated fair value due to the short-term nature and maturity of these instruments.

Loss per Common Share

Basic loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for the periods ended December 31, 2008, and 2007.

3. **Development Stage Entity and Going Concern**

As of March 31, 2009 the Company is no longer considered to be in the development stage as the Company has recognized significant revenue from operations. The Company had been considered a development stage entity for the year ended December 31, 2008 has principal operations had commenced, but the Company had not generated significant revenues therefrom.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. While the management of the Company believes that the Company will be successful in its capital formation and operating activities, there can be no assurance that it will be able to raise additional capital, or be able to generate sufficient revenues to sustain its operations. These conditions create an uncertainty as to the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not established a source of revenue sufficient to cover its operating costs, and as such, has incurred an operating loss since inception. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

4. **Artist Advances**

The Company paid advances to artists and producers with respect to future sales. The Company accounts for these advanced payments under the related guidance in Statement of Financial Accounting Standard No. 50, "Financial Reporting in the Record and Music Industry" ("FAS 50"). Under FAS 50, the Company capitalized as assets advanced payments that management believes are recoverable from future sales.

Management's decision to capitalize an advance to an artist or producer as an asset requires significant judgment as to the recoverability of those assets. The recoverability of these assets is assessed upon initial commitment of the advance based upon management's anticipated revenues from sales of future music and publishing related products. In determining whether these amounts are recoverable, management evaluates the current and past popularity of the artist, the initial or expected commercial acceptability of the product, the current and past genre of music that the product is designed to appeal to, and other relevant factors. Any portion of such advances not deemed to be recoupable from future royalties is expensed at the balance sheet date. As of March 31, 2009 the Company had $441,248 of advances on the balance sheet, of which $243,834 is considered current, as the Company anticipates recouping this amount within a period of one year or less. As of March 31, 2009 $12,926 of advances had been expensed.

With respect to the $441,248 of artist advances discussed above, $424,474 pertain to the signing of license agreements with the artists and producers and $16,774 relates to the completion and delivery of the Master.

5. **Loans payable**

As of March 31, 2009, the holder of 37.5% of the Company's outstanding shares loaned an aggregate of $1,374,800 to the Company under a loan agreement which provides for interest on the unpaid principal balance at a rate of ten percent (10%) per annum. All amounts payable under the loan became due on February 14, 2009. The lender has not agreed to extend the maturity date of the loan and no assurance can be given that the lender will not elect to pursue remedies against us. A substantial portion of the proceeds of this offering will be used to repay this debt, which will reduce the amount of funds available to support our business operations. The loan is secured by all of the Company's rights, title and interest in its compilation album commemorating the Negro Baseball League Museum and any sequels thereto, including the Company's rights in the master recording included in the album, its agreement with the Negro Baseball League Museum and all contracts products and proceeds of any of the foregoing.

During the period ending March 31, 2009 the Company borrowed $180,000 under short term notes that are convertible into common stock under convertible note agreements which provide for interest on the unpaid principal balance at a rate of ten percent (10%) per annum. All amounts under the convertible notes become due as of September 30, 2009. Prior to maturity the holders of the notes have the right to convert this debt into common stock at the conversion price established in the convertible note agreements. The conversion price is equivalent to the greater of 75% of the per share closing market price of the Company's common stock on the first day of reported trading day or $.25. In addition, the Company borrowed an aggregate of $120,000 during the three months ended March 31, 2009 which is represented by promissory notes bearing interest at the rate of ten percent (10%) per annum. Of this amount, $100,000 becomes due on November 15, 2009 and $20,000 becomes due on October 28, 2009.

6. **Common Stock**

Upon the formation of the Company, 16,666,667 shares (post reverse stock split) of common stock were issued to the founding shareholder for an aggregate purchase price of $50,000. In April 2005, the Company issued 1,666,667 shares (post reverse stock split) of common stock in a private offering for an aggregate purchase price of $5,000. In August 2008, the Company issued 6,666,666 shares (post reverse stock split) of common stock in a private offering for an aggregate purchase price of $20,000.

In December 2008, the Company effected a one-for-three (1-for-3) reverse split of its common stock as further described in the amended and restated certificate of incorporation. All references contained in the accompanying financial statements and related notes have been adjusted to give effect for the stock split.

On January 1, 2009, the Company acquired, through the share exchange agreement all of the outstanding shares of common stock of Stadium Entertainment Corp. ("Stadium"), and the former stockholders of Stadium were issued an aggregate of 75,000,000 shares of the Company's common stock in exchange for their shares of Stadium common stock. As a result of the share exchange agreement, the former stockholders of Stadium became the majority stockholders of the Company. This transaction was accounted for as a reverse merger and reorganization of capital, with the assets and liabilities of the entities being brought over at their historical cost bases.
The Company has 100,000,000 shares of par value $.001 common stock issued and outstanding

as of March 31, 2009.

7. Income Taxes

Deferred tax as of March 31, 2008 consisted of the following:

Accrued interest	$ 25,738
Charity	1,064
Tax credit carryforward	535,679
Total deferred tax asset	$ 562,481
Valuation Allowance	$ (562,481)
Net deferred tax asset	$ 0

Provision for income taxes for the period ended March 31, 2009 consisted of the following:

Provision for income taxes	$ 700

8. Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Liabilities*" ("SFAS No. 159"), which permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity would report unrealized gains and losses on items for which the fair value option had been elected in earnings at each subsequent reporting date. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earrings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The decision about whether to elect the fair value option is applied instrument by instrument, with a few exceptions; the decision is irrevocable; and it is applied only to entire instruments and not to portions of instruments. The statement requires disclosures that facilitate comparisons (a) between entities that choose different measurement attributes for similar assets and liabilities and (b) between assets and liabilities in the financial statements of an entity that selects different measurement attributes for similar assets and liabilities. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year provided the entity also elects to apply the provisions of SFAS No. 157. Upon implementation, an entity shall report the effect of the first re-measurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. Since the provisions of SFAS No. 159 are applied prospectively, any potential impact will depend on the instruments selected for fair value measurement at the time of implementation. The management of the Company is of the opinion that the adoption of this new pronouncement will not have an impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*" ("SFAS No. 160"), which establishes accounting and reporting standards to improve the relevance, comparability, and transparency of financial information in its consolidated financial statements. This is accomplished by requiring all entities, except not-for-profit organizations, that prepare consolidated financial statements to:

a) clearly identify, label, and present ownership interests in subsidiaries held by parties other than the parent in the consolidated statement of financial position within equity, but separate from the parent's equity;
b) clearly identify and present both the parent's and the noncontrolling's interest attributable consolidated net income on the face of the consolidated statement of income;
c) consistently account for changes in parent's ownership interest while the parent retains it controlling financial interest in subsidiary and for all transactions that are economically similar to be accounted for similarly;
d) measure of any gain, loss, or retained noncontrolling equity at fair value after a subsidiary is deconsolidated; and
e) provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

This statement also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years and interim periods on or after December 15, 2008. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

In March 2008, the FASB issued FASB Statement No. 161, "*Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement 133*" ("SFAS No. 161"). SFAS No. 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*"; and (c) derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Specifically, SFAS No. 161 requires:

- Disclosure of the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation;
- Disclosure of the fair values of derivative instruments and their gains and losses in a tabular format;
- Disclosure of information about credit-risk-related contingent features; and
- Cross-reference from the derivative footnote to other footnotes in which derivative-related information is disclosed.

SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Earlier application is encouraged. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

In May 2008, the FASB issued FASB Statement No. 162, "*The Hierarchy of Generally Accepted Accounting Principles*" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States of America. The sources of accounting principles that are generally accepted are categorized in descending order as follows:

a) FASB Statements of Financial Accounting Standards and Interpretations, FASB Statement 133 Implementation Issues, FASB Staff Positions, and American Institute of Certified Public Accountants (AICPA) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB.

b) FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position.

c) AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB Emerging Issues Task Force (EITF), and the Topics discussed in Appendix D of EITF Abstracts (EITF D-Topics).

d) Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB, and practices that are widely recognized and prevalent either generally or in the industry.

SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendment to its authoritative literature. It is only effective for nongovernmental entities; therefore, the GAAP hierarchy will remain in SAS 69 for state and local governmental entities and federal governmental entities. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

On May 26, 2008, the FASB issued FASB Statement No. 163, "*Accounting for Financial Guarantee Insurance Contracts*" ("SFAS No. 163"). SFAS No. 163 clarifies how FASB Statement No. 60, "*Accounting and Reporting by Insurance Enterprises*" ("SFAS No. 60"), applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts.

The accounting and disclosure requirements of SFAS No. 163 are intended to improve the comparability and quality of information provided to users of financial statements by creating consistency. Diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises under SFAS No. 60, "*Accounting and Reporting by Insurance Enterprises.*" That diversity results in inconsistencies in the recognition and measurement of claim liabilities because of differing views about when a loss has been incurred under FASB Statement No. 5, "*Accounting for Contingencies*" ("SFAS No. 5"). SFAS No. 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also requires disclosure about (a) the risk-management activities used by an insurance enterprise to evaluate credit deterioration in its insured financial obligations and (b) the insurance enterprise's surveillance or watch list.

SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for disclosures about the insurance enterprise's risk-management activities. Disclosures about the insurance enterprise's risk-management activities are effective the first period beginning after issuance of SFAS No. 163. Except for those disclosures, earlier application is not permitted. The management of the Company does not expect the adoption of this pronouncement to have material impact on its financial statements.

9. Subsequent Event.

In July 2009, the holder of 37.5% of the Company's outstanding shares agreed to extend the date by which interest on the $1,374,800 loan made by it to the Company's must be paid until the earlier of June 30, 2010 or the Company's receipt of $2,500,000 or more of cash proceeds from the Company's proposed offering of common stock under Regulation A of the Securities Act of 1933, as amended.

10. **Restatement**

The Company's previously issued financial statements, submitted to the Securities and Exchange Commission on June 3, 2009 with Offering Form 1-A, have been restated. After discussion with the Securities and Exchange Commission the Company's management determined that the net deferred tax asset was overstated due to the failure to properly establish a valuation allowance in light of the existing negative factors referenced in SFAS 109. See below for the cumulative effect of this adjustment.

Changes to Balance Sheet

	As of March 31, 2009		
	As Reported	Adjustments	Restated
Deferred Tax Asset	$ 562,481	$(562,481)	$ 0
Total Assets	$ 1,097,992	$(562,481)	$ 535,511
Accumulated Deficit	$(1,034,706)	$(559,203)	$ (1,593,909)
Additional Paid-in Capital	$ (29,729)	$ (3,278)	$ (33,007)
Total Stockholders' Deficit	$(1,034,435)	$(562,481)	$ (1,596,916)

Changes to Statement of Stockholders' Equity

	For the Year Ended December 31, 2008 For the Period Ended March 31, 2009		
	As Reported	Adjustments	Restated
Accumulated Deficit	$(1,034,706)	$(559,203)	$ (1,593,909)
Additional Paid-in Capital	$ (29,729)	$ (3,278)	$ (33,007)
Total Stockholders' Deficit	$(1,034,435)	$(562,481)	$ (1,596,916)

::ODMA\PCDOCS\ghcdocs\695557\1

67

STADIUM ENTERTAINMENT CORPORATION
(A Development Stage Company)

BALANCE SHEET

December 31, 2008

	(Restated)
Assets	
Current	
Cash	$ 21,964
Prepaid expenses	2,070
Artist advance royalties recoupable within a year	167,742
Total current assets	191,776
Artist advances recoupable after one year	167,742
Total assets	$ 359,518
Liabilities	
Current	
Accrued expenses	$ 2,574
Accrued interest	64,441
Loan payable	1,364,800
Total current liabilities	1,431,815
Total liabilities	1,431,815
Stockholders' equity (deficit)	
Common stock	75,000
Additional paid in capital	(74,800)
Deficit accumulated during the development stage	(1,072,497)
Total stockholders' equity (deficit)	(1,072,297)
Total liabilities and stockholders' equity	$ 359,518

STADIUM ENTERTAINMENT CORPORATION
(A Development Stage Company)

STATEMENT OF OPERATIONS

For the Period January 3, 2008 (Date of Inception) to December 31, 2008

	(Restated)
Revenue	$ -
Cost of Sales	
Non-recoupable production costs	38,453
Total cost of sales	38,453
Gross profit	(38,453)
Operating expenses	
General and administrative expenses	969,603
Total operating expenses	969,603
Loss from operations	(1,008,056)
Other expense	
Interest expense	64,441
Total other expense	64,441
Net loss	$ (1,072,497)
(Loss) per common share	$ 0.01
Weighted average shares outstanding	75,000,000

69

STADIUM ENTERTAINMENT CORPORATION
(A Development Stage Company)

STATEMENT OF CASH FLOWS

For the Period January 3, 2008 (Date of Inception) to December 31, 2008

		(Restated)
Cash flows from operating activities:		
Net loss	$	(1,072,497)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in:		
Prepaid expenses		(2,070)
Artist advance royalties		(335,484)
Increase in:		
Accrued expenses		2,574
Accrued interest		64,441
Net cash used in operating activities		(1,343,036)
Cash flows from financing activities:		
Issuance of common stock		200
Proceeds from loan payable		1,364,800
Net cash provided by financing activities		1,365,000
Net increase in cash		21,964
Cash, January 1, 2008		-
Cash, December 31, 2008	$	21,964

70

STADIUM ENTERTAINMENT CORPORATION
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period January 3, 2008 (Date of Inception) to December 31, 2008

	Common Stock	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
Balance, January 1, 2008	-	-	-	-
Issuance of 75,000,000 shares of common stock on Jan. 1, 2009 presented retroactively as if the share exchange agreement occurred on January 3, 2008 when the Company was formed.	75,000			75,000
Net loss (Restated)			(1,072,497)	(1,072,497)
Net adjustment to additional paid-in capital per share exchange agreement.		(74,800)		(74,800)
Balance, December 31, 2008 (Restated)	$ 75,000	$ (74,800)	$ (1,072,497)	$ (1,072,297)

71

STADIUM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS

1. Organization

Stadium Entertainment Corporation (the "Company") was incorporated under the laws of the State of Delaware on January 3, 2008. The Company is a development stage company which was formed to produce market and distribute prerecorded music products of established recording artists to raise funds for charitable and philanthropic organizations and generate revenues for the Company. The Company also plans to produce live events and concerts, assist artists in the development of their careers and provide distribution services for other record companies.

The footnote disclosures and accompanying financial statements are prepared to give retroactive effect to a share exchange agreement ("reverse merger") commenced on January 1, 2009 between the Company and Stadium Entertainment Holding Corp. ("Holding").

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes

Income taxes are provided using the asset and liability method presented by FASB Statement No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under this method, income taxes (i.e., deferred tax assets, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current fiscal year and include the results of any differences between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating loss, capital loss and general business credit carryforwards and the net tax effects of temporary differences between carrying amount of assets and liabilities for financial statements and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes in tax laws is accounted for in the period of enactment.

Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized in accordance with SFAS 109. In circumstances where there is sufficient negative evidence, establishment of a valuation allowance must be considered. The Company believes that losses since inception represent sufficient negative evidence to consider a valuation allowance under the provisions SFAS 109. As a result, we determined that our deferred tax assets required the establishment of a valuation allowance.

The realization of the remaining deferred tax assets is primarily dependent on forecasted future taxable income. The valuation allowance that has been established will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that such assets will be realized. An ongoing pattern of profitability will generally be considered as sufficient positive evidence. Our income tax expense recorded in the future may be reduced to the extent of offsetting decreases in our valuation allowance. The establishment and reversal of valuation allowances could have a significant positive or negative impact on future earnings.

Stadium Entertainment Corp. is a corporation for federal and state income tax reporting purposes. In light of the current year net operating loss incurred, the Company has recorded a benefit for federal and state deferred taxes in the amount of $559,203 which has been recorded as a deferred tax asset. The Company has provided a valuation allowance for the entire portion of the deferred tax asset due to the sufficient negative evidence present. Total net operating loss incurred since inception was $1,333,002 and will expire in 2028. See Note 7 for detailed breakdown of deferred tax asset.

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. FIN 48 also prescribes guidance on measurement, classification, interest and penalties, accounting for interim periods, and disclosures. The Company has elected to defer the application of FIN 48 until fiscal years beginning after December 15, 2008. Although the Company has elected to defer disclosure under FIN 48, its policy for evaluating uncertain tax positions may not be deferred. Accordingly, the Company will assess its income tax positions and record tax benefits based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. The impact of this standard is not expected to be material to the Company's financial statements.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2008, the carrying value of accounts payable and accrued expenses approximated fair value due to the short-term nature and maturity of these instruments.

Loss per Common Share

Basic loss per common share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding during the periods. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for any of the periods presented through December 31, 2008.

3. Development Stage Activities and Going Concern

The Company is currently a development stage entity because operations have commenced but significant revenue has not been generated therefrom. The Company has devoted most of their efforts to raising capital, developing markets and starting up productions. Accordingly, the accompanying financial statements have incorporated the additional information required by SFAS 7 for development stage entities.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise and since inception, has experienced recurring losses from operations and negative cash flows from operations. These conditions create an uncertainty as to the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not generated revenues to cover its operating costs, and as such, has incurred an operating loss since inception. Further, as of December 31, 2008, the cash resources of the Company were insufficient to meet its current business plan. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

4. Artist Advances

The Company paid advances to artists and producers with respect to future sales. The Company accounts for these advanced payments under the related guidance in Statement of Financial Accounting Standard No. 50, "Financial Reporting in the Record and Music Industry" ("FAS 50"). Under FAS 50, the Company capitalized as assets advanced payments that management believes are recoverable from future sales.

Management's decision to capitalize an advance to an artist or producer as an asset requires significant judgment as to the recoverability of those assets. The recoverability of these assets is assessed upon initial commitment of the advance based upon management's anticipated revenues from sales of future music and publishing related products. In determining whether these amounts are recoverable, management evaluates the current and past popularity of the artist, the initial or expected commercial acceptability of the product, the current and past genre of music that the product is designed to appeal to, and other relevant factors. Any portion of such advances not deemed to be recoupable from future royalties is expensed at the balance sheet date. As of December 31, 2008 the Company had $335,484 of advances on the balance sheet, of which $167,742 is considered current, as the Company anticipates recouping this amount within a period of one year or less. As of December 31, 2008 $0 of advances had been expensed.

With respect to the artist advances discussed above, $318,710 pertain to the signing of license agreements with the artists and producers and $16,774 relates to the completion and delivery of the Master.

5. **Loan payable - shareholder**

During the year ended December 31, 2008, the holder of 37.5% of the Company's outstanding shares loaned an aggregate of $1,364,800 to the Company under a loan agreement which provides for interest on the unpaid principal balance at a rate of ten percent (10%) per annum. All amounts payable under the loan become due on February 14, 2009. The loan is secured by all of the Company's rights, title and interest in its compilation album commemorating the Negro Baseball League Museum and any sequels thereto, including the Company's rights in the master recording included in the album, its agreement with the Negro Baseball League Museum and all contracts products and proceeds of any of the foregoing.

6. **Capital Stock**

In January 2008, 200 shares of common stock were issued to the founding shareholders of the Company. As a result of the share exchange agreement completed on January 1, 2009 the founding shareholders received 75,000,000 shares of par value $.001 common stock of the surviving company after the reverse merger in exchange for the 200 shares issued and outstanding. To give effect to this transaction the accompanying financial statements have been restated as if the transaction occurred at inception.

The Company has 75,000,000 shares of par value $.001 common stock issued and outstanding as of December 31, 2008.

7. **Income Taxes**

Deferred tax as of December 31, 2008 consisted of the following:

Accrued interest	$ 25,738
Charity	1,064
Tax credit carryforward	532,401
Total deferred tax asset	$ 559,203
Valuation allowance	$ (559,203)
Net deferred tax asset	$ 0

8. Subsequent Event

On January 1, 2009, the Company and the stockholders of Stadium Entertainment Holding Corp., a Nevada Corp., entered into a share exchange agreement pursuant to which the stockholders of the Company exchanged their outstanding shares of the Company (200) for 75,000,000 shares of Stadium Entertainment Holding Corp. The accompanying financial statements have been presented as if this share exchange occurred at inception of the Company. As a result of the share exchange agreement, on January 1, 2009, the Company's shareholders became the majority owners of Stadium Entertainment Holding Corp. This transaction was accounted for as a reverse merger and reorganization of capital, with the assets and liabilities of the entities being brought over at their historical cost bases.

9. Supplemental Disclosures of Noncash Financing Activities

To give effect to the reverse merger completed on January 1, 2009, in which the founding shareholders of the Company received 75,000,000 shares in exchange for the 200 shares previously issued, the Company increased common stock and reduced additional paid-in capital by $74,800.

To record the issuance of 25,000,000 shares to the shareholders of Stadium Entertainment Holding Corp. in accordance with the share exchange agreement, the Company increased common stock by $25,000 and additional paid-in capital by $45,000 and reduced subscription receivable by $70,000.

10. Restatement

The Company's previously issued financial statements, submitted to the Securities and Exchange Commission on June 3, 2009 with Offering Form 1-A, have been restated. After discussion with the staff of the Securities and Exchange Commission, the Company's management determined that the net deferred tax asset and income tax benefit were overstated due to the failure to properly establish a valuation allowance in light of the existing negative factors referenced in SFAS 109. See below for the cumulative adjustments. The net loss per share remained unchanged as a result of the adjustment at $(.01).

Changes to Balance Sheet

	As of December 31, 2008		
	As Reported	Adjustments	Restated
Deferred Tax Asset	$ 559,203	$(559,203)	$ 0
Total Assets	$ 918,721	$(559,203)	$ 359,518
Accumulated Deficit	$(513,294)	$(559,203)	$ (1,072,497)
Total Stockholders' Deficit	$(513,094)	$(559,203)	$ (1,072,297)

76

Changes to Statement of Operations

	For the Year Ended December 31, 2008		
	As Reported	Adjustments	Restated
Income Tax Benefit	$ 559,203	$(559,203)	$ 0
Net Loss	$(513,294)	$(559,203)	$ (1,072,497)

Changes to Statement of Cash Flows

	For the Year Ended December 31, 2008		
	As Reported	Adjustments	Restated
Net Loss	$(513,294)	$(559,203)	$ (1,072,497)
Adjustment for Deferred Tax Asset	$(559,203)	$ 559,203	$ 0

Changes to Statement of Stockholders' Equity

	For the Year Ended December 31, 2008		
	As Reported	Adjustments	Restated
Net Loss	$(513,294)	$(559,203)	$ (1,072,497)
Accumulated Deficit	$(513,294)	$(559,203)	$ (1,072,497)
Total Stockholders' Deficit	$(513,094)	$(559,203)	$ (1,072,297)

77

STADIUM ENTERTAINMENT HOLDING CORP.
(A Development Stage Company)
PRO FORMA BALANCE SHEET
December 31, 2008

	(Restated) Stadium Entertainment Corp.	(Restated) Stadium Entertainment Holding, Corp.	Pro Forma Adjustments	(Restated) Pro Forma
Assets				
Current				
Cash	$ 21,964	$ -	$ -	$ 21,964
Prepaid expenses	2,070	-	-	2,070
Artist advance recoupable within one year	167,742	-	-	167,742
Total current assets	191,776	-	-	191,776
Artist advances recoupable after one year	167,742	-	-	167,742
Total assets	$ 359,518	$ -	$ -	$ 359,518
Liabilities				
Current				
Account payable & accrued expenses	2,574	3,207	-	5,781
Accrued interest	64,441	-	-	64,441
Loan payable	1,364,800	-	-	1,364,800
Total current liabilities	1,431,815	3,207	-	1,435,022
Total liabilities	1,431,815	3,207	-	1,435,022
Stockholders' equity (deficit)				
Common stock	75,000	25,000	75,000 **(1)** (200) **(2)**	100,000
Additional paid-in capital	(74,800)	50,000	(83,007) **(2)**	(33,007)
Deficit accumulated during the development stage	(1,072,497)	(8,207)	8,207 **(2)**	(1,072,497)
	(1,072,297)	66,793	-	(1,005,504)
Less: subscription receivable	-	(70,000)	-	(70,000)
Total stockholders' equity (deficit)	(1,072,297)	(3,207)	-	(1,075,504)
Total liabilities and stockholders' equity	$ 359,518	$ -	$ -	$ 359,518

Notes:

(1) To record the issuance of 75,000,000 shares of common stock by Stadium Entertainment Holding Corp. pursuant to the Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Holding Corp. and the shareholders of Stadium Entertainment

(2) To record the recapitalization of Stadium Entertainment Holding Corp. which occurred as a result of the share exchange transaction.

78

STADIUM ENTERTAINMENT HOLDING CORP.
(A Development Stage Company)

PRO FORMA STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

	(Restated) Stadium Entertainment Corp.	(Restated) Stadium Entertainment Holding, Corp.	Pro Forma Adjustments	Pro Forma
Revenue	$ -	$ -	$ -	$ -
Cost of Sales				
Non-recoupable costs	38,453	-	-	38,453
Total cost of sales	38,453	-	-	38,453
Gross profit	(38,453)	-	-	(38,453)
Operating expenses				
General and administrative expenses	969,603	200	-	969,803
Total operating expenses	969,603	200	-	969,803
Loss from operations	(1,008,056)	(200)	-	(1,008,256)
Other expense	-	-	-	-
Interest expense	64,441	-	-	64,441
Total other expense	64,441	-	-	64,441
Net (loss) income	$ (1,072,497)	$ (200)	$ -	$ (1,072,697)
(Loss) per common share	$ 0.01	$ (0)		$ (0.01)
Weighted Average Shares Outstanding	75,000,000	25,000,000	75,000,000 (1)	100,000,000

Notes:

(1) To record the issuance of 75,000,000 shares of common stock by Stadium Entertainment Holding Corp. pursuant to the Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Holding Corp. and the shareholders of Stadium Entertainment

79

PART III. - EXHIBITS

Exhibit Index

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation of Stadium Entertainment Holding Corp. (1)
2.2	By-laws of Stadium Entertainment Holding Corp. (1)
4.1	Form of Subscription Agreement (refiled herewith)
6.1	Distribution Agreement dated as of January 20, 2009 EMI Global Music Services and Stadium Entertainment Corp. (1)
6.2	License Agreement dated as of March 25, 2008 between Stadium Entertainment Corp. and The Dungeon Studios, Inc. (2)*
6.3	License Agreement dated as of May 12, 2008 between Stadium Entertainment Corp. and Hustlenomics, LLC (2)*
6.4	License Agreement dated as of July 23, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital, LLC (2)*
6.5	License Agreement dated as of June 30, 2008 between Stadium Entertainment Corp. and Street Show Records (2)*
6.6	License Agreement dated as of August 18, 2008 between Stadium Entertainment Corp. and Mental Instruments Music Corp. (2)*
6.7	License Agreement dated as of February 15, 2008, 2008 between Stadium Entertainment Corp. and KDI, Inc. (2)*
6.8	License Agreement dated as of July 8, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital LLC (2)*
6.9	License Agreement dated as of August 19, 2008 between Stadium Entertainment Corp. and Face the Music, LLC (2)*
6.10	License Agreement dated as of August 13, 2008, 2008 between Stadium Entertainment Corp. and Michael Pierre (2)*
6.11	License Agreement dated as of January 9, 2009 between Stadium Entertainment Corp. and Doggy Style Records, Inc. (2)*
6.12	License Agreement dated as of April 22, 2008 between Stadium Entertainment Corp. and Get It Man Entertainment, LLC (2)*

80

6.13	Loan and Security Agreement dated as of February 14, 2008 between Sandstone, LLC and Stadium Entertainment Corp. (1)
6.14	Agreement dated as of September 1, 2006 between Negro Leagues Baseball Museum and Stadium Records (1)
6.15	Bridge Loan/Convertible Note dated as of February 23, 2009 issued by Stadium Entertainment Holding Corp. to Frank Barbone (2).
6.16	Bridge Loan/Convertible Note dated as of February 25, 2009 issued by Stadium Entertainment Holding Corp. to Brian Gerdts and Alfred Deandrea (2).
6.17	Bridge Loan/Convertible Note dated as of February 23, 2009 issued by Stadium Entertainment Holding Corp. to Marvin Fuchs (2).
6.18	Bridge Loan Grid Note dated as of February 11, 2009 issued by Stadium Entertainment Holding Corp. to Brian Gerdts and Alfred Deandrea (3).
6.19	Bridge Loan Grid Note dated as of March 16, 2009 issued by Stadium Entertainment Holding Corp. to McVille Ventures, Inc. (3).
6.20	Letter Agreement dated July 17, 2009 extending payment of interest under Sandstone, LLC Loan Agreement (3).
6.21	License Agreement dated as of October 1, 2008 between Ms. Natalie Hinds (professionally known as "Macy Gray") (3).*
6.22	Equity Compensation Plan (filed herewith).
6.23	Form of Option Agreement (filed herewith).
8	Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Corp., Sandstone Investment Partners, LLC, Stadium Entertainment Group, LLC, Camille Barbone, Gary Katz, Jerome Mas and Stadium Entertainment Holding Corp. (1)
11	Opinion of Giordano, Halleran & Ciesla, P.C. (3)

(1) Filed with the Form 1-A Offering Statement being amended by this Amendment No. 2.

(2) Filed with Amendment No. 2 to the Form 1-A Offering Statement.

(3) Filed with Amendment No. 3 to the Form 1-A Offering Statement

*Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

SIGNATURES

The Issuer has duly caused this Amendment No. 4 to Offering Statement to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of New York, State of New York, on August 26, 2009

Stadium Entertainment Holding Corp.

By: ______*______
Name: David Berman
Title: Chief Executive Officer

This Amendment No. 1 to Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
______*______ David Berman	Chief Executive Officer and Director	August , 2009
______*______ Gary Katz	Director	August , 2009
____________ Camille Barbone	~~President~~, Chief Financial Officer and Director	August 26, 2009

* By: ____________
Camille Barbone,
As Attorney in Fact

::ODMA\PCDOCS\GHCDOCS\700687\1

SIGNATURES

The Issuer has duly caused this Amendment No. 4 to Offering Statement to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of New York, State of New York, on August 25, 2009

Stadium Entertainment Holding Corp.

By: ____________*____________
Name: David Berman
Title: Chief Executive Officer

This Amendment No. 1 to Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
____________*____________ David Berman	Chief Executive Officer and Director	August , 2009
____________*____________ Gary Katz	Director	August , 2009
________________________ Camille Barbone	President, Chief Financial Officer and Director	August , 2009

* By:______________________________
Camille Barbone,
As Attorney in Fact

84

EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation of Stadium Entertainment Holding Corp. (1)
2.2	By-laws of Stadium Entertainment Holding Corp. (1)
4.1	Form of Subscription Agreement (refiled herewith)
6.1	Distribution Agreement dated as of January 20, 2009 between EMI Global Music Services and Stadium Entertainment Corp. (1)
6.2	License Agreement dated as of March 25, 2008 between Stadium Entertainment Corp. and The Dungeon Studios, Inc. (2)*
6.3	License Agreement dated as of May 12, 2008 between Stadium Entertainment Corp. and Hustlenomics, LLC (2)*
6.4	License Agreement dated as of July 23, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital, LLC (2)*
6.5	License Agreement dated as of June 30, 2008 between Stadium Entertainment Corp. and Street Show Records (2)*
6.6	License Agreement dated as of August 18, 2008 between Stadium Entertainment Corp. and Mental Instruments Music Corp. (2)*
6.7	License Agreement dated as of February 15, 2008, 2008 between Stadium Entertainment Corp. and KDI, Inc. (2)*
6.8	License Agreement dated as of July 8, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital LLC (2)*
6.9	License Agreement dated as of August 19, 2008 between Stadium Entertainment Corp. and Face the Music, LLC (2)*
6.10	License Agreement dated as of August 13, 2008, 2008 between Stadium Entertainment Corp. and Michael Pierre (2)*
6.11	License Agreement dated as of January 9, 2009 between Stadium Entertainment Corp. and Doggy Style Records, Inc. (2)*

6.12	License Agreement dated as of April 22, 2008 between Stadium Entertainment Corp. and Get It Man Entertainment, LLC (2)*
6.13	Loan and Security Agreement dated as of February 14, 2008 between Sandstone, LLC and Stadium Entertainment Corp. (1)
6.14	Agreement dated as of September 1, 2006 between Negro Leagues Baseball Museum and Stadium Records (1)
6.15	Bridge Loan/Convertible Note dated as of February 23, 2009 issued by Stadium Entertainment Holding Corp. to Frank Barbone (2).
6.16	Bridge Loan/Convertible Note dated as of February 25, 2009 issued by Stadium Entertainment Holding Corp. to Brian Gerdts and Alfred Deandrea (2).
6.17	Bridge Loan/Convertible Note dated as of February 23, 2009 issued by Stadium Entertainment Holding Corp. to Marvin Fuchs (2).
6.18	Bridge Loan Grid Note dated as of February 11, 2009 issued by Stadium Entertainment Holding Corp. to Brian Gerdts and Alfred Deandrea (3).
6.19	Bridge Loan Grid Note dated as of March 16, 2009 issued by Stadium Entertainment Holding Corp. to McVille Ventures, Inc. (3).
6.20	Letter Agreement dated July 17, 2009 extending payment of interest under Sandstone, LLC Loan Agreement (3).
6.21	License Agreement dated as of October 1, 2008 between Ms. Natalie Hinds (professionally known as "Macy Gray") (3).*
6.22	Equity Compensation Plan (filed herewith)
6.23	Form of Option Agreement (filed herewith).
8	Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Corp., Sandstone Investment Partners, LLC, Stadium Entertainment Group, LLC, Camille Barbone, Gary Katz, Jerome Mas and Stadium Entertainment Holding Corp. (1)
11	Opinion of Giordano, Halleran & Ciesla, P.C. (3)

(1) Filed with the Form 1-A Offering Statement being amended by this Amendment No. 1.

(2) Filed with Amendment No. 2 to the Form 1-A Offering Statement.

(3) Filed with Amendment No. 3 to the Form 1-A Offering Statement.

* Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

::ODMA\PCDOCS\ghcdocs\694785\1

37

Exhibit 4.1

88

SUBSCRIPTION AGREEMENT

Stadium Entertainment Holding Corp.

1. Investment:

The undersigned ("Buyer") subscribes for shares of Common Stock (the "Shares") of Stadium Entertainment Holding Corp. (the "Company") having an aggregate offering price of $__________ ($.25 per Share).

PLEASE MAKE CHECKS PAYABLE TO: STADIUM ENTERTAINMENT HOLDING CORP.,

IF BUYER IS PAYING ALL OR A PORTION OF THE SUBSCRIPTION PRICE THROUGH THE CONVERSION OF A PROMISSORY NOTE ISSUED TO BUYER BY THE COMPANY, IN WHICH CASE BUYER SHOULD (A) INDICATE THE PRINCIPAL AMOUNT OF THE NOTE BEING CONVERTED BELOW AND (B) DELIVER THE NOTE TO THE COMPANY WITH THIS AGREEMENT AND A CHECK PAYABLE TO STADIUM ENTERTAINMENT HOLDING CORP. FOR THE BALANCE OF THE SUBSCRIPTION PRICE, IF ANY:

Principal Amount of Note Being Converted: ______________________

2. Investor Information:

Name (type or print): ______________________________________

SSN/EIN/Taxpayer I.D.:_____________________________________

E-mail address: ____

Address: ____

Joint Name (type or print): __________________________________

SSN/EIN/Taxpayer I.D. _____________________________________

E-mail address: ____

Address: ____

Mailing Address (if difference from above)

____

Street City/State Zip

Business Phone: ( ) _____________ Home Phone: ( )____________

89

3. Type of ownership: (You must check one box)

☐ Individual ☐ Custodian for _______________

☐ Tenants in Common ☐ Uniform Gifts to Minors Act of the State of:___________

☐ Corporation (Inc., LLC, LP) – Please list all officers, directors partners, managers, etc:

____

☐ Joint Tenants with rights of Survivorship

☐ Partnership (Limited Partnerships use "Corporation")

☐ Trust

☐ Community Property

☐ Other (please explain)____________________________________

4. Further Representations, Warrants and Covenants. Buyer hereby represents, warrants, covenants and agrees as follows:

(a) Buyer is at least eighteen (18) years of age with an address as set forth in this Subscription Agreement.

(b) Except as set forth in the Offering Circular distributed with this Subscription Agreement and the exhibits thereto, no representations or warranties, oral or otherwise, have been made to Buyer by the Company or any other person, whether or not associated with the Company or this offering. In entering into this transaction, Buyer is not relying upon any information, other than that contained in the Prospectus and the exhibits thereto and the results of any independent investigation conducted by Buyer at Buyer's sole discretion and judgment.

(c) Buyer understands that his or her investment in the Shares is speculative and involves a high degree of risk, and is not recommended for any person who cannot afford a total loss of the investment.

(d) Buyer is under no legal disability nor is Buyer subject to any order, which would prevent or interfere with Buyer's execution, delivery and performance of this Subscription Agreement or his or her purchase of the Shares. The Shares are being purchased solely for Buyer's own account and not for the account of others and for investment purposes only, and are not being purchased with a view to or for the transfer, assignment, resale or distribution thereof, in whole or in part. Buyer has no present plans to enter into any contract, undertaking, agreement or

90

arrangement with respect to the transfer, assignment, resale or distribution of any of the Shares.

(e) Buyer has (i) adequate means of providing for his or her current financial needs and possible personal contingencies, and no present need for liquidity of the investment in the Shares, and (ii) a liquid net worth (that is, net worth exclusive of a primary residence, the furniture and furnishings thereof, and automobiles) which is sufficient to enable Buyer to hold the Shares indefinitely.

(f) Buyer has been furnished with the Prospectus. Buyer understands that Buyer shall be required to bear all personal expenses incurred in connection with his or her purchase of the Shares, including without limitation, any fees which may be payable to any accountants, attorneys or any other persons consulted by Buyer in connection with his or her investment in the Offering.

(g) Buyer understands that the Company may assert the representations set forth in this Agreement as a defense in any litigation which may arise in connection with this subscription.

5. Indemnification.

Buyer acknowledges an understanding of the meaning of the legal consequences of Buyer's representations and warranties contained in this Subscription Agreement and the effect of his or her signature and execution of this Agreement, and Buyer hereby agrees to indemnify and hold the Company and each of its officers and/or directors, representatives, agents or employees, harmless from and against any and all losses, damages, expenses or liabilities due to, or arising out of, a breach of any representation, warranty or agreement of or by Buyer contained in this Subscription Agreement.

6. Acceptance of Subscription.

It is understood that this subscription is not binding upon the Company until accepted by the Company, and that the Company has the right to accept or reject this subscription, in whole or in part, in its sole and complete discretion. If this subscription is rejected in whole, the Company shall promptly return to Buyer, without interest, the Payment tendered by Buyer, in which case the Company and Buyer shall have no further obligation to each other hereunder. In the event of a partial rejection of this subscription, Buyer's Payment will be returned to Buyer without interest, whereupon Buyer agrees to deliver a new payment in the amount of the purchase price for the number of Shares to be purchased hereunder following a partial rejection of this subscription.

7. Governing Law.

This Subscription Agreement shall be governed and construed in all respects in accordance with the laws of the State of New York without giving effect to any conflict of laws or choice of law rules.

91

IN WITNESS WHEREOF, this Subscription Agreement has been executed and delivered by the Buyer and by the Company on the respective dates set forth below.

______________________________ Signature of Buyer	Investor's Subscription
	Accepted this ____ day of ________, 2009
______________________________ Printed Name	Stadium Entertainment Holding Corp.
Date: _________________________	Accepted by: _________________________

Deliver completed subscription agreements and checks to:

Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, New York 10010

::ODMA\PCDOCS\GHCDOCS\677892\1

92

Exhibit 6.22

93

STADIUM ENTERTAINMENT HOLDING CORP.
EQUITY INCENTIVE PLAN

1. **PURPOSE.**

The purpose of this Stadium Entertainment Holding Corp. Equity Incentive Plan (the "Plan") is to advance the interests of Stadium Entertainment Holding Corp. (the "Company") and its subsidiaries by enhancing the ability of the Company to (i) attract and retain employees and other persons or entities who are in a position to make significant contributions to the success of the Company and its subsidiaries; (ii) reward such persons for such contributions; and (iii) encourage such persons or entities to take into account the long-term interest of the Company through ownership of shares of the Company's common stock, $.001 par value per share (the "Common Stock").

The Plan is intended to accomplish these objectives by enabling the Company to grant awards ("Awards") in the form of incentive stock options ("ISOs"), nonqualified stock options ("Nonqualified Options") (ISOs and Nonqualified Options shall be collectively referred to herein as "Options"), stock appreciation rights ("SARs"), restricted stock ("Restricted Stock"), deferred stock ("Deferred Stock"), or other stock based awards ("Other Stock Based Awards"), all as more fully described below.

2. **ADMINISTRATION.**

(a) The Plan will be administered by the Board of Directors of the Company (the "Board") or, if in existence, the Compensation Committee (the "Committee") of the Board of Directors (such party administering the Plan to be referred to herein as the "Administrator"). The Administrator may be constituted to permit the Plan to comply with the "outside director" requirement of Section 162(m)(4)(c)(i) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder, or any successor rules. The Administrator will determine the recipients of Awards, the times at which Awards will be made, the size and type or types of Awards to be made to each recipient, and will set forth in each such Award the terms, conditions and limitations applicable to the Award granted. Awards may be made singly, in combination or in tandem. The Administrator will have full and exclusive power to interpret the Plan, to adopt rules, regulations and guidelines relating to the Plan, to grant waivers of Plan restrictions and to make all of the determinations necessary for its administration. Such determinations and actions of the Administrator, and all other determinations and actions of the Administrator made or taken under authority granted by any provision of the Plan, will be conclusive and binding on all parties. Except to the extent otherwise required under Code Section 409A, related regulations, or other guidance, the Administrator shall have the authority, in its sole discretion, to accelerate the date that any Award which was not otherwise exercisable, vested or earned shall become exercisable, vested or earned in whole or in part without any obligation to accelerate such date with respect to any other Award granted to any recipient. In addition, the Administrator shall have the authority and discretion to establish terms and conditions of Awards as the Administrator determines to be necessary or appropriate to conform to the applicable requirements or practices of jurisdictions outside of the United States. In addition to action by meeting in accordance with applicable laws, any action of the Administrator with respect to the Plan may be taken by a written instrument signed by all of the members of the Administrator, and any such action so taken by written consent shall be as fully effective as if it had been taken by a majority of the members at a meeting duly held and called.

3. **EFFECTIVE DATE AND TERM OF PLAN.**

The Plan will become effective on August 1, 2009, but shall be subject to approval by the requisite vote of the Company's shareholders. Any Awards granted under the Plan prior to such shareholder approval shall be conditioned upon such shareholder approval and shall be null and void if such approval is not obtained.

The Plan will terminate on July 31, 2019, subject to earlier termination of the Plan by the Board pursuant to Section 18 herein. No Award may be granted under the Plan after the termination date of the Plan, but Awards previously granted may extend beyond that date pursuant to the terms of such Awards.

4. **SHARES SUBJECT TO THE PLAN.**

Subject to adjustment as provided in Section 16 herein, the aggregate number of shares of Common Stock reserved for issuance pursuant to Awards granted under the Plan shall be ten million (10,000,000) shares. The maximum number of shares of Common Stock which may be issued to the Chief Executive Officer ("CEO") of the Company pursuant to all Awards granted the CEO under the Plan shall not exceed thirty-five percent (35%) of the number of shares of the Company's Common Stock reserved for issuance hereunder. The maximum number of shares of the Company's Common Stock awarded to any other "Participant" (as defined in Section 5 below) pursuant to all Awards granted to such Participant under the Plan shall not exceed twenty percent (20%) of the number of shares of the Company's Common Stock reserved for issuance hereunder.

The shares of Common Stock delivered under the Plan may be either authorized but unissued shares of Common Stock or shares of the Company's Common Stock held by the Company as treasury shares, including shares of Common Stock acquired by the Company in open market and private transactions. No fractional shares of Common Stock will be delivered pursuant to Awards granted under the Plan and the Administrator shall determine the manner in which fractional share value will be treated.

If any Award requiring exercise by a Participant for delivery of shares of Common Stock is cancelled or terminates without having been exercised in full, or if any Award payable in shares of Common Stock or cash is satisfied in cash rather than Common Stock, the number of shares of Common Stock as to which such Award was not exercised or for which cash was substituted will be available for future Awards of Common Stock;

provided, however, that Common Stock subject to an Option cancelled upon the exercise of an SAR shall not again be available for Awards under the Plan unless, and to the extent that, the SAR is settled in cash. Shares of Restricted Stock and Deferred Stock forfeited to the Company in accordance with the Plan and the terms of the particular Award shall be available again for Awards under the Plan unless the Administrator determines otherwise.

5. **ELIGIBILITY AND PARTICIPATION.**

Those eligible to receive Awards under the Plan (each, a "Participant" and collectively, the "Participants") will be persons in the employ of the Company or any of its subsidiaries designated by the Administrator ("Employees") and other persons or entities who, in the opinion of the Administrator, are in a position to make a significant contribution to the success of the Company or its subsidiaries, including, without limitation, consultants and agents of the Company or any subsidiary. A "subsidiary" for purposes of the Plan will be a present or future corporation or other entity of which the Company owns or controls, or will own or control, more than 50% of the total combined voting power of all classes of stock or other equity interests.

6. **OPTIONS.**

(a) Nature of Options. An Option is an Award entitling the Participant to purchase a specified number of shares of Common Stock at a specified exercise price. Both ISOs, as defined in Section 422 of the Code, and Nonqualified Options may be granted under the Plan; provided, however, that ISOs may be awarded only to Employees.

(b) Exercise Price. The exercise price of each Option shall be equal to the "Fair Market Value" (as defined below) of the Common Stock on the date the Award is granted to the Participant; provided, however, that (i) in the Administrator's discretion, the exercise price of a Nonqualified Option may be less than the Fair Market Value of the Common Stock on the date of grant; (ii) with respect to a Participant who owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, the option price of an ISO granted to such Participant shall not be less than one hundred and ten percent (110%) of the Fair Market Value of the Common Stock on the date the Award is granted; and (iii) with respect to any Option repriced by the Administrator, the exercise price shall be equal to the Fair Market Value of the Common Stock on the date such Option is repriced unless otherwise determined by the Administrator. For purposes of this Plan, Fair Market Value shall mean the closing price of the Common Stock as reported on the principal securities exchange on which the Common Stock is listed, or if not so listed, the last sale price (or the average of the high asked and low bid prices of the Common Stock if sales price information is not reported) of the Common Stock as reported by the Nasdaq Stock Market or, if not reported on the Nasdaq Stock Market, by the NASD OTC Bulletin Board, "Pink Sheets" or similar quotation

96

service. If the Common Stock is not publicly traded, Fair Market Value shall be determined in good faith by the Board of Directors.

(c) Duration of Options. The term of each Option granted to a Participant pursuant to an Award shall be determined by the Administrator; provided, however, that in no case shall an Option be exercisable more than ten (10) years (five (5) years in the case of an ISO granted to a ten percent (10%) stockholder as defined in (b) above) from the date of the Award.

(d) Exercise of Options and Conditions. Except as otherwise provided in Sections 18 and 19 herein, and except as otherwise provided below with respect to ISOs, Options granted pursuant to an Award will become exercisable at such time or times, and subject to such conditions, as the Administrator may specify at the time of the Award. The Options may be subject to such restrictions, conditions and forfeiture provisions as the Administrator may determine, including, but not limited to, restrictions on transfer, continuous service with the Company or any of its subsidiaries, achievement of business objectives, and individual, division and Company performance. To the extent exercisable, an Option may be exercised either in whole at any time or in part from time to time. With respect to an ISO granted to a Participant, the Fair Market Value of the shares of Common Stock on the date of grant which are exercisable for the first time by a Participant during any calendar year shall not exceed $100,000.

(e) Payment for and Delivery of Stock. Full payment for shares of Common Stock purchased will be made at the time of the exercise of the Option, in whole or in part. Payment of the purchase price will be made in cash or in such other form as the Administrator may permit, including, without limitation, delivery of shares of Common Stock.

7. STOCK APPRECIATION RIGHTS.

(a) Nature of Stock Appreciation Rights. An SAR is an Award entitling the recipient to receive payment, in cash and/or shares of Common Stock, determined in whole or in part by reference to appreciation in the value of a share of Common Stock. An SAR entitles the recipient to receive in cash and/or shares of Common Stock, with respect to each SAR exercised, the excess of the Fair Market Value of a share of Common Stock on the date of exercise over the Fair Market Value of a share of Common Stock on the date the SAR was granted.

(b) Grant of SARs. SARs may be subject to Awards in tandem with, or independently of, Options granted under the Plan. An SAR granted in tandem with an Option which is not an ISO may be granted either at or after the time the Option is granted. AN SAR granted in tandem with an ISO may be granted only at the time the ISO is granted and may expire no later than the expiration of the underlying ISO.

97

(c) Exercise of SARs. An SAR not granted in tandem with an Option will become exercisable at such time or times, and on such conditions, as the Administrator may specify. An SAR granted in tandem with an Option will be exercisable only at such times, and to the extent, that the related option is exercisable. An SAR granted in tandem with an ISO may be exercised only when the market price of the shares of Common Stock subject to the ISO exceeds the exercise price of the ISO, and the SAR may be for no more than one hundred percent (100%) of the difference between the exercise price of the underlying ISO and the Fair Market Value of the Common Stock subject to the underlying ISO at the time the SAR is exercised. At the option of the Administrator, upon exercise, an SAR may be settled in cash, Common Stock or a combination of both.

8. **RESTRICTED STOCK.**

A Restricted Stock Award entitles the recipient to acquire shares of Common Stock, subject to certain restrictions or conditions, for no cash consideration, if permitted by applicable law, or for such other consideration as may be determined by the Administrator. The Award may be subject to such restrictions, conditions and forfeiture provisions as the Administrator may determine, including, but not limited to, restrictions on transfer, continuous service with the Company or any of its subsidiaries, achievement of business objectives, and individual, division and Company performance. Subject to such restrictions, conditions and forfeiture provisions as may be established by the Administrator, any Participant receiving an Award of Restricted Stock will have all the rights of a stockholder of the Company with respect to the shares of Restricted Stock, including the right to vote the shares and the right to receive any dividends thereon.

9. **DEFERRED STOCK.**

A Deferred Stock Award entitles the recipient to receive shares of Common Stock to be delivered in the future. Delivery of the shares of Common Stock will take place at such time or times, and on such conditions, as the Administrator may specify. At the time any Deferred Stock Award is granted, the Administrator may provide that the Participant will receive an instrument evidencing the Participant's right to future delivery of Deferred Stock.

10. **OTHER STOCK BASED AWARDS.**

The Administrator shall have the right to grant Other Stock Based Awards under the Plan to Employees which may include, without limitation, the grant of shares of Common Stock as bonus compensation and the issuance of shares of Common Stock in lieu of an Employee's cash compensation.

11. **AWARD AGREEMENTS.**

The grant of any Award under the Plan may be evidenced by an agreement which shall describe the specific Award granted and the terms and conditions of the Award. Any

Award shall be subject to the terms and conditions of any such agreement required by the Administrator.

12. **TRANSFERS.**

No Award (other than an outright Award in the form of Common Stock without any restrictions) may be assigned, pledged or transferred other than by will or by the laws of descent and distribution and, during a Participant's lifetime, will be exercisable only by the Participant or, in the event of a Participant's incapacity, by the Participant's guardian or legal representative.

13. **RIGHTS OF A STOCKHOLDER.**

Except as specifically provided by the Plan, the receipt of an Award will not give a Participant rights as a stockholder of the Company. The Participant will obtain such rights, subject to any limitations imposed by the Plan, or the instrument evidencing the Award, upon actual receipt of shares of Common Stock.

14. **CONDITIONS ON DELIVERY OF STOCK.**

The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove any restrictions or legends from shares of Common Stock previously delivered under the Plan until, (a) in the opinion of the Company's counsel, all applicable federal and state laws and regulations have been complied with, (b) until the shares of Common Stock to be delivered have been listed or authorized to be listed on the American Stock Exchange (or such other exchange or quotation system on which shares of Common Stock may be listed or quoted), and (c) until all other legal matters in connection with the issuance and delivery of such shares of Common Stock have been approved by the Company's counsel. If the sale of shares of Common Stock has not been registered under the Securities Act of 1933, as amended (the "Act"), and qualified under the appropriate "blue sky" laws, the Company may require, as a condition to exercise of the Award, such representations and agreements as counsel for the Company may consider appropriate to avoid violation of such Act and laws and may require that the certificates evidencing such shares of Common Stock bear an appropriate legend restricting transfer.

If an Award is exercised by a Participant's legal representative, the Company will be under no obligation to deliver shares of Common Stock pursuant to such exercise until the Company is satisfied as to the authority of such representative.

15. **TAX WITHHOLDING.**

The Company will have the right to deduct from any cash payment under the Plan or otherwise payable to the Participant taxes that are required to be withheld and to condition the obligation to deliver or vest shares of Common Stock under this Plan upon the Participant's paying the Company such amount as the Company may request to satisfy any liability for applicable withholding taxes. The obligations of the Company under this Plan shall be conditioned upon such payment or the making of arrangements satisfactory to the Company regarding such payments, and the Company, or any of its Subsidiaries, shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the Participant. The Administrator may in its discretion permit Participants to satisfy all or part of their withholding liability either by delivery of shares of Common Stock held by the Participant or by withholding shares of Common Stock to be delivered to a Participant upon the grant or exercise of an Award.

16. **ADJUSTMENT OF AWARD.**

(a) The Administrator may make or provide for such adjustments in the numbers of shares of Common Stock covered by outstanding Awards granted hereunder, and any applicable exercise price provided in outstanding Awards and in the kind of shares covered thereby, as the Administrator, in its sole discretion, may determine is equitably required to prevent dilution or enlargement of the rights of Participants that otherwise would result from (i) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, or (ii) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (iii) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event, the Administrator, in its discretion, may provide in substitution for any or all outstanding awards under this Plan such alternative consideration (including cash), if any, as it may determine to be equitable in the circumstances and may require in connection therewith the surrender of all Awards so replaced. The Administrator may also make or provide for such adjustments in the numbers of shares specified in Section 4 of this Plan as the Administrator in its sole discretion may determine is appropriate to reflect any transaction or event described in this Section 16(a); provided, however, that any such adjustment to the number specified in Section 4 will be made only if and to the extent that such adjustment would not cause any option intended to qualify as an ISO to fail to so qualify.

(b) In the event of (i) a proposal, which is approved by the Board, of any merger or consolidation involving the Company where the Company is not the surviving entity or pursuant to which any shares of Common Stock would be converted into cash, securities or other property of another corporation or business entity (other than a merger or consolidation in which the holders of Common Stock immediately prior to the merger or consolidation continue to own at least 50% of the Common Stock after the merger or consolidation, or if the Company is not the surviving corporation, at least 50% of the common stock, (or other voting securities), of the surviving corporation or other business entity immediately after the merger, consolidation or share exchange) or any sale of substantially all of the Company's assets or (ii) any other transaction or series of related transactions as a result of which a single person or several persons acting in concert own a majority of the Company's then outstanding Common Stock (such merger, consolidation, sale of assets or other transaction being hereinafter referred to as a "Transaction"), unless otherwise provided in a resolution adopted by the Board prior to the effectiveness of the Transaction, all outstanding Options and SARs shall become exercisable immediately before or contemporaneously with the consummation of such Transaction and each outstanding share of Restricted Stock and each outstanding Deferred Stock Award shall immediately become free of all restrictions and conditions upon consummation of such Transaction. Unless otherwise approved in a resolution adopted by the Board prior to the effectiveness of such Transaction, immediately following the consummation of the Transaction, all outstanding Options and SARs shall terminate and cease to be exercisable.

In lieu of the foregoing, if the Company will not be the surviving corporation or entity, the Administrator may arrange to have such acquiring or surviving corporation or entity, or an "Affiliate", (as defined below) thereof, grant replacement Awards which shall be immediately exercisable to Participants holding outstanding Awards.

The term "Affiliate," with respect to any Person, shall mean any other Person who is, or would be deemed to be an "affiliate" or an "associate" of such Person within the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934. The term "Person" shall mean a corporation, association, partnership, joint venture, trust, organization, business, individual or government or any governmental agency or political subdivision thereof.

(c) In the event of the dissolution or liquidation of the Company (except a dissolution or liquidation relating to a sale of assets or other reorganization of the Company referred to in the preceding sections), the outstanding options and SARs shall terminate as of a date fixed by the Administrator; provided, however, that not less than thirty (30) days written notice of the date so fixed shall be given to each Participant who shall have the right during such period to exercise the Participant's Options or SARs as to all or any part of the shares of Common Stock covered thereby. Further, in the event of the dissolution or liquidation of the Company, each outstanding share of Restricted Stock and each outstanding Deferred Stock Award shall immediately become free of all restrictions and conditions.

17. **TERMINATION OF SERVICE.**

Upon a Participant's termination of service with the Company or a subsidiary (if an employee only of a subsidiary), any outstanding Award shall be subject to the terms and conditions set forth below, unless otherwise determined by the Administrator:

(a) In the event a Participant leaves the employ or service of the Company or a subsidiary of the Company whether voluntarily or otherwise but other than by reason of the Participant's death or "disability" (as such term is defined in Section 22(e)(3) of the Code), each Option and SAR granted to the Participant shall terminate upon the earlier to occur of (i) the expiration of the period three (3) months after the date of such termination and (ii) the date specified in the Option or SAR; provided, that, prior to the termination of such Option or SAR, the Participant shall be able to exercise any part of the Option or SAR which is exercisable as of the date of termination. Further, each outstanding share of Restricted Stock and each outstanding Deferred Stock Award which remains subject to any restrictions or conditions of the Award shall be forfeited to the Company upon such date of termination.

(b) In the event a Participant's employment with or service to the Company or its subsidiaries terminates by reason of the Participant's death or "disability" (as such term is defined in Section 22(e)(3) of the Code), each Option and SAR granted to the Participant shall become immediately exercisable in full and shall terminate upon the earlier to occur of (i) the expiration of the period six (6) months after the date of such termination and (ii) the date specified in the option or SAR. Further, each outstanding share of Restricted Stock and each outstanding Deferred Stock Award shall immediately become free of all restrictions and conditions upon the date of such termination.

18. AMENDMENTS AND TERMINATION.

(a) The Plan may be amended, altered and/or terminated at any time by the Board; provided, that (i) approval of an amendment to the Plan by the stockholders of the Corporation shall be required to the extent, if any, that stockholder approval of such amendment is required by applicable law, rule or regulation; and (ii) except for adjustments made pursuant to Section 5(c), the Option Price for any outstanding Option or base price of any outstanding SAR may not be decreased after the date of grant, nor may any outstanding Option or SAR be surrendered to the Corporation as consideration for the grant of a new Option or SAR with a lower Option Price or base price than the original Option or SAR, as the case may be, without stockholder approval of any such action. No action to amend or terminate the Plan shall permit the acceleration of the time or schedule of any payment of amounts deemed to involve the deferral of compensation under Code Section 409A, except as may be otherwise permitted under Code Section 409A, related regulations, or other guidance.

(b) The Administrator may amend, alter or terminate any Award granted under the Plan, prospectively or retroactively, but such amendment, alteration or termination of an Award shall not, without the consent of the recipient of an outstanding Award, materially adversely affect the rights of the recipient with respect to the Award.

(c) Notwithstanding Section 18(a) and Section 18(b) herein, the following provisions shall apply:

(i) The Administrator shall have unilateral authority to amend the Plan and any Award (without Participant consent and without stockholder approval, unless such stockholder approval is required by applicable laws, rules or regulations) to the extent necessary to comply with applicable laws, rules or regulations or changes to applicable laws, rules or regulations (including but not limited to Code Section 409A and Code Section 422 or related regulations or other guidance and federal securities laws).

(ii) The Administrator shall have unilateral authority to make adjustments to the terms and conditions of Awards in recognition of unusual or nonrecurring events affecting the Corporation or any Affiliate, or the financial statements of the Corporation or any Affiliate, or of changes in accounting principles, if the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or necessary or appropriate to comply with applicable accounting principles.

(d) Notwithstanding any provision of the Plan, an Award or an Award Agreement to the contrary, the Administrator may (subject to any requirements imposed under Code Section 409A, related regulations, or other guidance) cause any Award (or portion thereof) granted under the Plan to be canceled in consideration of an alternative Award or cash payment of an equivalent cash value, as determined by the Administrator in its sole discretion, made to the holder of such canceled Award.

19. <u>COMPLIANCE WITH CODE SECTION 409A</u>

(a) Notwithstanding any other provision in the Plan or an Award to the contrary, if and to the extent that Code Section 409A is deemed to apply to the Plan or any Award granted under the Plan, it is the general intention of the Corporation that the Plan and all such Awards shall comply with Code Section 409A, related regulations, or other guidance, and the Plan and any such Award shall, to the extent practicable, be construed in accordance therewith. Deferrals of shares issuable pursuant to an Option, a SAR settled in shares of Common Stock, a Restricted Award or any other Award otherwise exempt from Code Section 409A, in a manner that would cause Code Section 409A to apply, shall not be permitted. Without in any way limiting the effect of the foregoing, in the event that Code Section 409A, related regulations or other guidance require that any special terms, provisions or conditions be included in the Plan or any Award, then such terms, provisions and conditions shall, to the extent practicable, be deemed to be made a part of the Plan or Award, as applicable. Further, in the event that the Plan or any Award shall be deemed not to comply with Code Section 409A or any related regulations or other guidance, then neither the Corporation, the Administrator nor their designees or agents shall be liable to any Participant or other person for actions, decisions or determinations made in good faith.

(b) Without limiting the effect of Section 19(a), above, and notwithstanding any other provision in the Plan to the contrary, the following provisions shall, to the extent required under Code Section 409A, related regulations, or other guidance, apply with respect to Awards deemed to involve the deferral of compensation under Code Section 409A:

(i) Distributions may be made with respect to Awards subject to Code Section 409A not earlier than upon the occurrence of one or more of the following events: (A) separation of service; (B) disability; (C) death; (D) a specified time or pursuant to a fixed schedule; (E) a change in the ownership or effective control of the Corporation, or in the ownership of a substantial portion of the assets of the Corporation; or (F) the occurrence of an unforeseeable emergency. Each of the preceding distribution events shall be defined and interpreted in accordance with Code Section 409A and related regulations or other guidance.

(ii) With respect to Participants who are "key employees" (as defined in Code Section 409A, related regulations, or other guidance), a distribution due to separation of service may not be made before the date that is six months after the date of separation of service (or, if earlier, the date of death of the Participant), except as may be otherwise permitted pursuant to Code Section 409A, related regulations, or other guidance. To the extent that a Participant is subject to this section and a distribution is to be paid in installments, through an annuity, or in some other manner where payment will be periodic, the Participant shall be paid, during the seventh month following separation from service, the aggregate amount of payments he or she would have received but for the application of this section; all remaining payments shall be made in their ordinary course. The previous sentence shall be applicable only if and to the extent that it complies with Code Section 409A, related regulations, and other applicable guidance.

(iii) Unless permissible under Code Section 409A, related regulations, or other guidance, acceleration of the time or schedule of any payment under the Plan is prohibited, except that, to the extent permitted by the Administrator and to the extent such exceptions do not violate Code Section 409A, the following accelerations may be permitted in an Award:

(A) As necessary to fulfill a domestic relations order (as defined in Code Section 414(p)(1)(B));

(B) As necessary to comply with a certificate of divestiture (as defined in Code Section 1043(b)(2)); and

(C) To pay the Federal Insurance Contributions Act tax imposed under Code Sections 3101 and 3121(v)(2) on amounts deferred under the Plan (the "FICA Amount"), including the income tax at source on wages imposed under Code Section 3401 on the FICA Amount, and to pay the additional income tax at source of wages attributable to additional Code Section 3401 wages and taxes.

(iv) Except to the extent otherwise required or permitted under Code Section 409A, related regulations or other guidance, the Administrator shall (unless an individual Award Agreement provides otherwise) provide that distributions pursuant to Awards must be made no later than the later of (A) the date that is 2-1/2 months from the end of the Participant's first taxable year in which the amount is no longer subject to a substantial risk of forfeiture; or (B) the date that is 2-1/2 months from the end of the Corporation's first taxable year in which the amount is no longer subject to a substantial risk of forfeiture.

(v) Deferral Elections:

(A) In the sole discretion of the Administrator, a Participant may be permitted to make an election as to the time and form of any distribution from an Award, provided that, except as specified in (B) and (C) below, such election is made not later than the close of the taxable year preceding the taxable year in which the services for which the Award is granted are to be performed, or at such other time or times as may be permitted under Code Section 409A, related regulations, or other guidance.

(B) In the case of the first year in which the Participant becomes eligible to participant in the Plan, the election described in (A) may be made with respect to services to be performed subsequent to the election within 30 days after the date the Participant becomes eligible to participate in the Plan.

(C) In the case of any performance-based compensation (as that term is defined in Code Section 409A, related regulations, or other guidance), where such compensation is based on services performed over a period of at least 12 months, the election described in (A) may be made no later than six months before the end of the period.

(vi) To the extent that the Administrator, in its sole discretion, permits a subsequent election to delay a payment or change the form of payment that has been specified under (A), (B) or (C) above, the following provisions shall apply:

(A) Such election may not take effect until 12 months after the date on which the election is made;

(B) Where the payment is to be made for reasons other than death, disability or unforeseen hardship, as those terms are defined in Section 18(b)(i), above, the first payment with respect to which such election is made must be deferred for a period of not less than

105

five years from the date such payment would otherwise have been made; and

(C) Any election related to a payment based upon separation from service, as that term is defined in Section 18(b)(i), above, may not be made less than 12 months prior to the date of the first scheduled payment hereunder.

20. **SUCCESSORS AND ASSIGNS.**

The provisions of this Plan shall be binding upon all successors and assigns of any such Participant including, without limitation, the estate of any such Participant and the executors, administrators, or trustees of such estate, and any receiver, trustee in bankruptcy or representative of the creditors of any such Participant.

21. **MISCELLANEOUS.**

(a) This Plan shall be governed by and construed in accordance with the laws of the State of Nevada.

(b) Any and all funds received by the Company under the Plan may be used for any corporate purpose.

(c) Nothing contained in the Plan or any Award granted under the Plan shall confer upon a Participant any right to be continued in the employment of the Company or any subsidiary, or interfere in any way with the right of the Company, or its subsidiaries, to terminate the employment relationship at any time.

::ODMA\PCDOCS\GHCDOCS\700026\1

106

Exhibit 6.23

107

THE SECURITY REPRESENTED BY THIS CERTIFICATE HAS BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

STOCK OPTION AGREEMENT

Stadium Entertainment Holding Corp., a Nevada corporation (the "Company"), hereby grants to ____________ (the "Optionee") an option (this "Option") to purchase a total of One Million (1,000,000) shares (the "Shares") of Common Stock (the "Optioned Stock") of the Company pursuant to the Stadium Entertainment Holding Corp. Equity Incentive Plan (the "Plan"). Unless otherwise defined herein, defined terms are set forth in Section 11 hereof. This Stock Option Agreement is occasionally referred to herein as this "Agreement."

1. Nature of the Option. This Option is not intended to qualify for any special tax benefits to the Optionee and is not intended to be an "incentive stock option" as defined in Section 422 of the Internal Revenue Code of 1986, as amended.

2. Exercise Price. The exercise price (the "Exercise Price") is $0.25 per share of Common Stock.

3. Exercise of Option. This Option shall be exercisable during its term as follows:

(i) Right to Exercise.

(a) Subject to subsections 3(i) (b) and (c) below, Shares subject to this Option shall become exercisable based upon the following schedule until all of such Shares are exercisable:

Number of Shares	Date Exercisable
340,000	Grant Date
330,000	[6 months after Grant Date]
330,000	[12 months after Grant Date]

(b) This Option may not be exercised for a fraction of a Share.

108

(c) In no event may this Option be exercised after the date of expiration of the term of this Option as set forth in Section 7 below.

(ii) Method of Exercise. This Option shall be exercisable by written notice in the form attached as Exhibit A, which shall state the election to exercise the Option, the number of Shares in respect of which the Option is being exercised, the method of payment for such Shares and such other representations and agreements as to the holder's investment intent with respect to such shares of Common Stock as may be required by the Company. Such written notice shall be signed by the Optionee and shall be delivered in person or by certified mail to the President, Secretary or Chief Financial Officer of the Company or such other agent designated in writing by the Company. The written notice to the Company shall be accompanied by payment of the exercise price. This Option shall be deemed to be exercised upon receipt by the Company of such written notice accompanied by the exercise price. Until the transfer (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, the Optionee shall have no right to vote or receive dividends or any other rights as a shareholder with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly upon exercise of the Option.

No shares will be transferred pursuant to the exercise of an Option unless such transfer and such exercise shall comply with all relevant provisions of law and the requirements of any stock exchange upon which the Shares may then be listed. Assuming such compliance, for income tax purposes the Shares shall be considered transferred to the Optionee on the date on which the Option is exercised with respect to such Shares.

(iii) Method of Payment.

(a) Payment of the purchase price may be made by cash or check.

(b) In lieu of paying by cash or check pursuant to Clause (a) above, Optionee may elect to receive Shares equal to the value of this Option (or the portion thereof being canceled) by surrender of this Option to the Company together with notice of such election, in which event the Company shall transfer to the Optionee a number of Shares computed using the following formula:

$$X = \frac{Y\,(A-B)}{A}$$

Where X = the number of the Shares to be transferred to Optionee.
Y = the number of the Shares purchasable under this Option.
A = the Current Market Value of one share of the Shares on

the date of determination.

B = the Exercise Price.

4. Representations; Restrictions on Transfer.

(i) By receipt of this Option, by its execution and by its exercise in whole or in part, the Optionee represents to the Company the following:

(a) The Optionee understands that this Option and any Shares purchased upon its exercise are securities, the issuance of which requires compliance with federal and state securities laws.

(b) The Optionee is aware of the Company's business affairs and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the securities. The Optionee is acquiring these securities for investment for the Optionee's own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

(c) The Optionee acknowledges and understands that the securities constitute "restricted securities" under the Securities Act and must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. The Optionee further acknowledges and understands that the Company is under no obligation to register the securities. The Optionee understands that the certificate evidencing the securities will be imprinted with a legend which prohibits the transfer of the securities unless they are registered or such registration is not required in the opinion of counsel satisfactory to the Company.

(d) The Optionee agrees that the Options granted to and Shares purchased by the Optionee hereunder shall be subject to each and every provision of the Plan, a copy of which has been delivered to the Optionee and made a part hereof and the Optionee agrees to be bound by the provisions of the Plan.

(ii) TheOptionee agrees, in connection with an underwritten public offering of the Company's securities, (1) not to sell, make short sale of, loan, grant any options for the purchase of, or otherwise dispose of any shares of Common Stock of the Company held by the Optionee (other than those shares included in the registration) without the prior written consent of the underwriters managing such underwritten public offering of the Company's securities for a period of one hundred eighty (180) days from the effective date of such registration (the "Lock Up Period"), and (2) further agrees to execute any agreement reflecting clause (1) above, or extending the Lock Up Period, as may be requested by the underwriters at the time of the public offering.

5. Restrictions on Exercise. This Option may not be exercised if the transfer of such Shares upon such exercise or the method of payment of consideration for such shares would constitute a violation of any applicable federal or state securities or other law or regulation, including any rule under Part 207 of Title 12 of the Code of Federal Regulations (Regulation G) as promulgated by the Federal Reserve Board. As a condition to the exercise of this option, the Company may require the Optionee to make any representation and warranty to the Company as may be required by any applicable law or regulation.

6. Non-Transferability of Option. This Option may not be transferred in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the Optionee only by the Optionee. The terms of this Option shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee.

7. Term of Option. Except as set forth in Section 5 above, this Option shall not terminate until ten (10) years after the Grant Date, and may be exercised during such term only in accordance with the terms of this Option.

8. Taxation Upon Exercise. The Optionee understands that, upon exercise of this Option, the Optionee will recognize income for tax purposes in an amount equal to the excess of the then fair market value of the Shares over the Exercise Price.

9. Tax Consequences. The Optionee understands that any of the foregoing references to taxation are based on federal income tax laws and regulations now in effect. The Optionee has reviewed with the Optionee's own tax advisors the federal, state, local and foreign tax consequences of the transactions contemplated by this Agreement. The Optionee is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. The Optionee understands that the Optionee (and not the Company) shall be responsible for the Optionee's own tax liability that may arise as a result of the transactions contemplated by this Agreement.

10. Dilution. The Optionee acknowledges and agrees that (i) his equity interest in the Company as evidenced by this Option or the ownership of the Optioned Stock is subject to dilution, (ii) the Company may issue options to purchase securities of the Company, (iii) the Company may issue additional securities, including, without limitation, preferred stock, (iv) the Optionee's percentage interest in the Company is subject to decrease, without notice, and (v) except as required by law, the Optionee has no right to vote on or approve any of the foregoing transactions.

11. Definitions.

(i) "Current Market Value" means as of any date, the value of Common Stock determined as follows:

(a) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange, the Current Market Value shall be the last reported sale price of the Common Stock on such exchange on the last business day prior to the date of exercise of the Option or if no such sale is made on such day, the average of the closing bid and ask prices for such day on such exchange: or

(b) If the Common Stock is not so listed or admitted to unlisted trading privileges, Current Market Value shall be the mean of the last reported bid and ask prices reported by the Nasdaq Stock Market (or, if not so quoted on the Nasdaq Stock Market, by the NASD OTC Bulletin Board) on the last business day prior to the day of the exercise of the Option; or

(c) If the Common Stock is not so listed or admitted for unlisted trading privileges and bid and asked prices are not so reported, the Current Market Value shall be an amount determined in such reasonable manner as may be prescribed by the Board of Directors of the Company, such determination to be final and binding on the Optionee.

(ii) "Grant Date" means August ____, 2009.

STADIUM ENTERTAINMENT HOLDING CORP.

____

Name:
Title:

The Optionee represents that the Optionee is familiar with the terms and provisions thereof, and hereby accepts this Option subject to all of the terms and provisions thereof. The Optionee has reviewed this Option in its entirety, has had an opportunity to obtain the advice of counsel prior to executing this Option and fully understands all provisions of the Option. The Optionee further agrees to notify the Company upon any change in the residence address indicated below.

Dated:

____

[Name]

Residence Address:

____

____

____

Social Security No.________________

EXHIBIT A
NOTICE OF EXERCISE OF STOCK OPTION

TO:
FROM:
DATE:
RE: Exercise of Stock Option

I hereby exercise my option to purchase ___________ shares of Common Stock at $0.25 per share (total exercise price of $___________), effective today's date. This notice is given in accordance with the terms of my Stock Option Agreement dated August ____, 2009. The option price and vested amount are in accordance with Sections 2 and 3 of the Stock Option Agreement.

Method of Exercise (Please initial the applicable blank):

___ The undersigned elects to exercise the Option by means of a cash payment, and tenders herewith payment in full for the purchase price of the Shares being purchased, together with all applicable transfer taxes, if any.

___ The undersigned elects to exercise the Option by means of the net exercise provisions of Section 3(iii)(b) of the Option.

The undersigned confirms the representations made in Section 4 of the Stock Option Agreement.

Please prepare the stock certificate in the following name(s):

____

____

If the stock is to be registered in a name other than your name, please so advise the Company. The Stock Option Agreement requires the Company's approval for registration in a name other than your name and requires certain agreements from any joint owner.

Sincerely,

____
(Signature)

____
(Print or Type Name)

Letter and consideration
received on _____________, 20___.

By: ______________________

::ODMA\PCDOCS\GHCDOCS\698620\1

114